As filed with the Securities and Exchange Commission on April 11, 1994

                                                 Registration No. 33-
============================================================================
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            -----------
                              FORM S-3
                      Registration Statement
                               Under
                     The Securities Act of 1993
                             ----------

     CONSECO L.L.C.                                CONSECO, INC.
(exact name of Registrant             (exact name of Registrant as specified
 as specified in its charter)                    in its charter)
       Delaware                                      Indiana
(State or other jurisdiction of            (State or other jurisdiction of
incorporation or organization)              incorporation or organization)
       51-0353763                                    35-1468632
(I.R.S Employer Identification No.)      (I.R.S. Employer Identification No.)
   c/o Lawrence W. Inlow                          Lawrence W. Inlow
Executive Vice President,                       Executive Vice President,
General Counsel and Secretary               General Counsel and Secretary
      Conseco, Inc.                                  Conseco, Inc.
11825 N. Pennsylvania Street                  11825 N. Pennsylvania Street
    Carmel, IN  46032                              Carmel, IN  46032
      (317) 573-6100                                 (317) 573-6100
(Address, including zip code, and           (Address, including zip code, and
telephone number, including area             telephone number, including area
       code, of                                         code, of
Registrant's principal executive             Registrant's principal executive
 offices and agent for service)              offices and agent for service)
                             -------------------
                                 Copies to:
     Paul R. Wysocki                                    Michael Groll
     Sidley & Austin                                  John M. Schwolsky
     875 Third Avenue                            LeBoeuf, Lamb, Greene & MacRae
 New York, New York  10022                          125 West 55th Street
                                                   New York, New York  10019

          Approximate date of commencement of the proposed sale of the securities to the public: From time to time as determined by market conditions after this Registration Statement becomes effective.
                              -------------------
          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check
the following box.  [   ]
          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ x ]
                              -------------------
                       CALCULATION OF REGISTRATION FEE
============================================================================

                                                                    Proposed            Proposed
                                                                     Maximum             Maximum
         Title of Each Class of                   Amount to be    Offering Price         Aggregate            Amount of
       Securities to be registered                Registered       per Unit (1)      Offering Price(1)    Registration Fee
- ------------------------------------------------------------------------------------------------------------------------------------
Conseco, Inc. Debt Securities (2):
Conseco, Inc. Preferred Stock; Conseco L.L.C.          (3)         (3)            $200,000,000             $68,966(3)
Cumulative Preferred Shares; Conseco, Inc. Guarantee
- ------------------------------------------------------------------------------------------------------------------------------------


(1) In United States dollars or the equivalent thereof (based on the applicable exchange rate at the time of sale), if Conseco, Inc. Debt Securities are issued with principal amounts denominated in one or more foreign or composite currencies as shall be designated by Conseco, Inc. Such amount represents the maximum aggregate offering price to the public of the securities offered hereby. No separate consideration will be received for any Conseco, Inc. Guarantee.
(2) Includes subordinated debentures which may be issued by Conseco, Inc. to evidence the loan by Conseco L.L.C. to Conseco, Inc. of any proceeds from
     (i) the offer and sale of the Conseco L.L.C. Cumulative Preferred Shares and
     (ii) other capital contributions to Conseco, L.L.C. No separate consideration will be received for the subordinated debentures.
(3) The aggregate amount to be registered and the aggregate offering price per unit have been omitted pursuant to Securities Act Release No. 6964. The Registration Fee has been calculated in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
============================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION DATED APRIL 11, 1994
PROSPECTUS SUPPLEMENT
(To Prospectus dated ________, 1994)
                            __________ Shares
                              Conseco L.L.C.
                  % Series A Cumulative Preferred Shares
         (liquidation preference $25 per Series A Preferred Share)
               guaranteed to the extent set forth herein by
                               Conseco, Inc.


     The ___% Series A Cumulative Preferred Shares (the "Series A Preferred Shares"), representing the preferred limited liability company interests offered hereby are being issued by Conseco L.L.C., a limited liability company formed under the laws of the State of Delaware (the "Company"). The Company, a wholly owned subsidiary of Conseco, Inc., an Indiana corporation ("Conseco"), was formed by Conseco solely to issue Preferred Shares and Common Shares (each as defined herein) and to loan the proceeds thereof to Conseco. Accordingly, the proceeds from the sale of Series A Preferred Shares, together with capital contributions made in respect of Common Shares, will be loaned by the Company to Conseco in exchange for subordinated debentures of Conseco (the "Series A Subordinated Debentures") having the terms described herein. Interest and principal payments on the Series A Subordinated Debentures are intended to fund the payment of periodic distributions ("dividends") and redemption and liquidation distributions on the Series A Preferred Shares and the Common Shares. See "Description of Series A Subordinated Debentures."

     The payment of dividends, if and to the extent declared out of moneys held by the Company and legally available therefor, and payments on liquidation or redemption with respect to the Series A Preferred Shares, are guaranteed to the limited extent described herein by a guarantee (the "Guarantee") of Conseco. See "Description of the Guarantee."

     The Series A Preferred Shares will entitle holders to receive cumulative preferential cash dividends, at an annual rate of ____% of the liquidation preference of $25 per share, accumulating from the date of original issuance and payable monthly in arrears on the last day of each calendar month of each year, commencing ____________, 1994. No dividends received by a holder of Series A Preferred Shares will be eligible for the dividends received deduction for U.S. federal income tax purposes.

     The Series A Preferred Shares are redeemable, at the option of the Company (with Conseco's consent as borrower under the Series A Subordinated Debentures), in whole or in part, at any time on or after __________, 1999 and will be redeemed, under certain circumstances, from the proceeds of any cash repayment or permitted prepayment by Conseco of the Series A Subordinated Debentures, in each case at a cash redemption price of $25 per Series A Preferred Share, plus accumulated and unpaid dividends

(whether or not declared) to the redemption date (the "Redemption Price"). See "Terms of the Series A Preferred Shares - Mandatory Redemption Upon Repayment of Series A Subordinated Debentures at Maturity." In addition, at the option of the Company, following the occurrence of a Tax Event (as defined herein), the Series A Preferred Shares are exchangeable in whole (but not in part), for Series A Subordinated Debentures having an aggregate principal amount equal to $25 per Series A Preferred Share so exchanged and accrued and unpaid interest equal to accumulated and unpaid dividends (whether or not declared) on the Series A Preferred Shares so exchanged and, in certain circumstances, the Series A Preferred Shares are redeemable in whole (but not in part) for cash at the Redemption Price. If the Series A Preferred Shares are exchanged for Series A Subordinated Debentures, Conseco has agreed to use its best efforts to have the Series A Subordinated Debentures listed on the same exchange, if any, on which the Series A Preferred Shares are listed. See "Terms of the Series A Preferred Shares - Optional Redemption."

     In the event of the liquidation of the Company, holders of Series A Preferred Shares will be entitled to receive for each Series A Preferred Share a liquidation preference of $25 plus accumulated and unpaid dividends
(whether or not declared) to the date of payment, subject to certain limitations. See "Terms of the Series A Preferred Shares - Liquidation Distribution."

     Application will be made to list the Series A Preferred Shares on the New York Stock Exchange.



 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
          HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                  TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            Price to         Underwriting     Proceeds to
                            Public (1)       Discount (2)     Company (1)(3)(4)
Per Share . . . . . . . .       $25.00             (3)            $25.00
Total (5) . . . . . . . .                          (3)

(1)  Plus accumulated dividends, if any, from the date of issue.
(2) The Company and Conseco have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) In view of the fact that the proceeds of the sale of the Series A Preferred Shares will ultimately be loaned to Conseco, Conseco has agreed to pay the Underwriters as compensation ("Underwriters' Compensation") for their services under the Purchase Agreement $___ per Series A Preferred Share (or $____ in the aggregate); provided that such compensation will be $____ per Series A Preferred Share sold to certain institutions. Therefore, to the extent that Series A Preferred Shares are sold to such institutions, the actual amount of Underwriters' Compensation will be less than the amount specified in the preceding sentence. See "Underwriting."
(4) Expenses related to the Offering, estimated at $____, will be paid by Conseco.
(5) The Company has granted to the several Underwriters an option exercisable within 30 days after the date of this Prospectus Supplement to purchase up to _______ additional Series A Preferred Shares, on the same terms as set forth above, to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount (payable by Conseco) and Proceeds to Company will each be $_________, $___________ and $_____________, respectively. See "Underwriting."


     The Series A Preferred Shares are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders, in whole or in part. Delivery of the Series A Preferred Shares will be made only in book-entry form through the facilities of The Depository Trust Company on or about _______________, 1994.



Merrill Lynch & Co.                                  Dean Witter Reynolds Inc.



       The date of this Prospectus Supplement is ______________, 1994.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES A PREFERRED SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED
ON THE NEW YORK STOCK EXCHANGE, THE OVER-THE-COUNTER MARKET OR
OTHERWISE.  SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     FOR NORTH CAROLINA PURCHASERS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

                       PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including notes thereto, included elsewhere in this Prospectus Supplement or the Prospectus or incorporated herein by reference. Except as otherwise indicated, the information in this Prospectus Supplement assumes that the Underwriters do not exercise their over-allotment option. All information in this Prospectus Supplement is presented in accordance with generally accepted accounting principles ("GAAP"), unless otherwise specified.


                          The Company and Conseco

     The Company, a wholly owned special purpose subsidiary of Conseco, was formed by Conseco solely to issue Preferred Shares and Common Shares and to loan the proceeds thereof to Conseco.

     Conseco is a specialized financial services holding company which primarily makes controlling strategic investments in insurance companies and related businesses, manages the operations of those businesses to increase their value, provides services to acquired companies and other businesses, and seeks to realize the increase in value that its management brings to such companies through sale or restructuring. The insurance companies in which Conseco has made investments develop, market, issue and administer primarily annuity, individual health insurance and life insurance products. Conseco provides administrative, data processing and investment management services to affiliated and nonaffiliated companies. Conseco's operating strategy is to consolidate and streamline the administrative functions of the acquired companies, to improve their investment yields through active asset management by a centralized investment operation and to eliminate their unprofitable products and distribution channels.

                               The Offering

Shares Offered. . . . . _____________ shares of ___________% Series A
                            Cumulative Preferred Shares.

Issuer. . . . . . . . . Conseco L.L.C., a special purpose limited liability company formed under the laws of the State of Delaware and a wholly owned subsidiary of Conseco.

Guarantor . . . . . . . Conseco, Inc.

Liquidation Preference. $25 per Series A Preferred Share, plus accumulated and unpaid dividends.

Dividends . . . . . . . Cumulative at the annual rate of ______% of the stated
                             liquidation preference per Series A Preferred Share, payable monthly in arrears on the last day of each calendar month, commencing ______, 1994.

Listing . . . . . . . . Application will be made to list the Series A Preferred
                            Shares on the New York Stock Exchange.

Voting Rights . . . . . Except under certain limited circumstances described herein, the holders of the Series A Preferred Shares will not be entitled to vote.

Redemption. . . . . . . Not redeemable prior to __________, 1999 (except under certain limited circumstances described herein under the description "Terms of the Series A Preferred Shares - Optional Redemption"). Thereafter, redeemable at the option of the Company at any time, or mandatorily in the event of a prepayment by Conseco of the Series A Subordinated Debentures, and in any event, upon maturity of the Series A Subordinated Debentures on ___________, 2034, at $25 per share plus accumulated and unpaid dividends (whether or not declared). See "Terms of the Series A Preferred Shares."

Exchange for Series A
  Subordinated
  Debentures. . . . . . Upon the occurrence of a Tax Event (as defined herein)
                            and upon not less than thirty nor more than sixty days' notice, Conseco may cause the Company to redeem the Series A Preferred Shares in exchange for Series A Subordinated Debentures. See "Terms of the Series A Preferred Shares - Optional Redemption" and "Description of the Series A Subordinated Debentures."

Use of Proceeds . . . . All proceeds will be loaned by the Company to Conseco in exchange for Series A Subordinated Debentures to finance the business operations of Conseco. See "Use of Proceeds."

Payment and Guarantee
 Agreement Obligations. Under the Guarantee, Conseco irrevocably and unconditionally guarantees the Company's payment of: (i) all legally declared and unpaid dividends,
                            (ii) all redemption payments to the extent of funds legally available therefor and (iii) in the event of liquidation, the lesser of (a) the liquidation preference plus accumulated and unpaid dividends and (b) assets of the Company legally available in liquidation to holders of Series A Preferred Shares. The Guarantee will rank pari passu with the Series A Subordinated Debentures and, accordingly, will be subordinate and junior in right of payment to all Senior Indebtedness (as
                             defined herein).  Conseco's obligations under the
                            Guarantee may be satisfied by direct payment of the
                            required amounts by Conseco to the holders of Series A Preferred Shares or by causing the Company to pay such amounts to holders. See "Description of the Guarantee."

Series A Subordinated
 Debentures . . . . . . Under the Series A Subordinated Debentures, Conseco is
                            obligated to pay (i) interest at ____% per annum, which will be in an amount and at times sufficient to permit timely and full payment of all dividends on Series A Preferred Shares (subject to certain rights of extension described under "Description of the Series A Subordinated Debentures - Interest"), and (ii) principal in amounts and at times sufficient to permit timely and full payment of all amounts payable by the Company to holders of Series A Preferred Shares on account of mandatory or optional redemptions of Series A Preferred Shares or dissolution, wind-up or liquidation of the Company. The Series A Subordinated Debentures are subordinate to and junior in right of payment to all Senior Indebtedness. See "Description of the Series A Subordinated Debentures."

Related Guarantee and
 Subordinated Indenture
 Covenants. . . . . . . Under the Payment and Guarantee Agreement and the
                            Subordinated Indenture, Conseco covenants, among other things, (i) to maintain ownership, directly or indirectly, of all of the Common Shares and Preferred Shares of the Company other than the Series A Preferred Shares, (ii) not to voluntarily dissolve, wind-up or liquidate the Company so long as the Series A Subordinated Debentures (and any Series A Preferred Shares) are outstanding and (iii) to remain as Managing Member (as defined below) of the Company and timely perform its duties as Managing Member. See "Description of Series A Subordinated Debentures - Covenants" and "Description of the Guarantee - Certain Covenants of Conseco."

Certain Investment
  Considerations. . . . Prospective purchasers of Series A Preferred Shares should carefully review the information contained elsewhere in this Prospectus Supplement and should particularly consider the following matters:

                            Conseco's obligations under the Guarantee are pari passu with the Series A Subordinated Debentures, and the Series A Subordinated Debentures are subordinate and junior in right of payment to Senior Indebtedness. See "Description of the Guarantee."

                            Conseco has the right under the Subordinated
                            Indenture to extend interest payment periods for up to 60 months, and, as a consequence, monthly dividends on the Series A

                            Preferred Shares can be deferred (but will continue to accumulate) by the Company during any such extended interest payment period. In the event that Conseco exercises this right, Conseco may not declare dividends on any share of its preferred or common stock, and therefore, the Company and Conseco believe the extension of a payment period is unlikely. See "Description of the Series A Subordinated Debentures - Interest."

                            Should an extended interest payment period occur, the Company will continue to accrue income for U.S. federal income tax purposes, a portion of which will be allocated to record holders of Series A Preferred Shares. As a result, such holders will include interest in gross income for U.S. federal income tax purposes in advance of the receipt of cash, and any such holders who dispose of Series A Preferred Shares prior to the record date for payment of dividends following such period will also include interest in gross income but will not receive cash related thereto. See "Certain Tax Matters - Potential Extension of Interest Payment Period."

                            Conseco has become aware that the Department of Treasury is studying the federal income tax treatment of certain long-term corporate obligations, including long-term corporate obligations issued to limited liability companies. While the outcome of this review is uncertain, in the event of any change in U.S. law or regulation, or interpretation thereof, and if, as a result of such change, there exists more than an insubstantial risk that (i) Conseco will be precluded from deducting the interest on the Series A Subordinated Debentures for federal income tax purposes or (ii) the Company will be subject to federal income tax with respect to the interest received on the Series A Subordinated Debentures or more than a de minimis amount of other taxes, duties or other governmental charges, the Series
                            A Preferred Shares would be subject to redemption or exchange at the option of the Company. See "Terms of the Series A Preferred Shares - Optional Redemption."

                              CONSECO L.L.C.

     The Company is a limited liability company formed under the laws of the State of Delaware. Conseco owns, directly and indirectly, all of the outstanding common limited liability interests ("Common Shares") of the Company, which Common Shares are nontransferable. The Company was formed by Conseco solely to issue preferred limited liability company interests ("Preferred Shares") and Common Shares (the Preferred Shares together with the Common Shares, the "Membership Shares") and to loan the proceeds thereof to Conseco in exchange for subordinated debentures (the "Subordinated Debentures"). Interest and principal on the Subordinated Debentures are intended to fund the payment of dividends and redemption and liquidation distributions on the Membership Shares. Accordingly, the Company's sole source of cash flow is Conseco and the Company's ability to make dividend and other payments in respect of the Series A Preferred Shares will be dependent on interest and principal payments by Conseco on the Series A Subordinated Debentures. The Company will be managed by Conseco (in such capacity, the "Managing Member"). The Company's registered office is located at 1209 Orange Street, Wilmington, Delaware 19801. Its telephone number is (302) 658-7581.

     The Company is a separate legal entity under the laws of the State of Delaware and is distinct from its owners, who are known as "members." A Delaware limited liability company is similar to a Delaware corporation in providing limited liability to its members in a manner similar to that provided to stockholders of a Delaware corporation. Therefore, unless expressly provided in a limited liability company agreement or otherwise agreed, under Delaware law no general liability exists for members or managers of a Delaware limited liability company. The limited liability company agreement of the Company (the "L.L.C. Agreement") provides that members who hold Common Shares will have general liability for the debts and obligations of the Company in the same manner as a general partner of a Delaware limited partnership. Under Delaware law, members who hold Series A Preferred Shares will not be liable for the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, solely by reason of being a member of the Company.

     A Delaware limited liability company may be managed by its members or by a manager. The Company is managed by Conseco in its capacity as a holder of Common Shares and exists for the sole purpose of issuing its limited liability company interests and loaning the proceeds thereof to Conseco and/or its subsidiaries. Conseco and one of its wholly owned subsidiaries are the holders of the Common Shares. The rights of holders of the Series A Preferred Shares, including economic rights, rights to information and voting rights, are set forth in the L.L.C. Agreement and the Delaware Limited Liability Company Act. See "Terms of the Series A Preferred Shares."


                              USE OF PROCEEDS

     All of the proceeds from the sale of the Series A Preferred Shares offered hereby as set forth on the cover page of this Prospectus Supplement will be loaned by the Company to Conseco in exchange for Series A Subordinated Debentures to finance the business operations of Conseco. Conseco will use the proceeds from the loan for general corporate purposes other than to make investments in, or to satisfy any funding commitment of Conseco or any of its affiliates with respect to, Conseco Capital Partners II, L.P.

                                    CAPITALIZATION


      The following table sets forth the capitalization of Conseco as of December 31, 1993 and as adjusted to reflect the sale by the Company of the Series A Preferred Shares offered hereby and the application of the proceeds therefrom as described under "Use of Proceeds" herein.

                                                                      Actual          Pro Forma(1)         As Adjusted(2)
                                                                      ------          -----------          --------------
                                                                                 (Dollars in millions)
Long-Term Debt (3):
  Notes payable.....................................................    $413.0          $214.9
  Notes payable of Bankers Life Holding Corporation ("BLHC"),
    not direct obligations of Conseco...............................     290.3           290.3
Minority interests..................................................     223.8           223.8
Shareholders' Equity:
  Preferred stock...................................................     287.5           287.5
  Common stock, no par value, and additional paid-in capital
   (500,000,000 shares authorized, 25,311,773 shares
  outstanding)......................................................     102.8           102.8
  Unrealized appreciation of securities (net of applicable de-
    ferred income taxes: Actual - $41.8; Pro Forma and As
     Adjusted - $22.6)..............................................      97.5            73.8
  Retained earnings.................................................     654.8           703.3
                                                                      --------        --------
    Total Shareholders' Equity......................................   1,142.6         1,167.4
                                                                       -------        --------
    Total Capitalization............................................  $2,069.7        $1,896.4
                                                                      ========        ========

- --------------
(1) Presented on a pro forma basis as if the Western National Corporation initial public offering and related transactions had occurred as of December 31, 1993.

(2) Adjusted to reflect the sale of _______ Series A Preferred Shares pursuant to the offering made hereby, net of estimated Underwriters' Compensation and offering expenses, and application of the net proceeds from such sale.

(3) For information concerning the terms and maturities of the long-term debt, see Note 8 to the Consolidated Financial Statements of Conseco included in its Annual Report on Form 10-K for the fiscal year ended December 31, 1993, which is incorporated herein by reference.
/TABLE

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

            Reference is made to Conseco's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, which is incorporated by reference in the Prospectus and which contains Conseco's audited consolidated financial statements, including the consolidated statement of income for the three fiscal years in the period ended December 31, 1993, consolidated balance sheets as of December 31, 1992 and 1993, and the related notes.

                                                                   Years Ended December 31,                  December 31, 1993
                                                           -----------------------------------------     --------------------------
                                                           1989         1990         1991         1992   As Reported   Proforma (5)
                                                           ----         ----         ----         ----   -----------   ------------
                                                                (Amounts in millions, except per share amounts and ratios)
INCOME STATEMENT DATA (1)
Revenues:
  Insurance policy income                               $  198.9    $   152.8    $   280.8    $   378.7    $ 1,293.8     $1,273.0
  Investment activity:
     Net investment income                                 417.7        581.7        921.4        888.6        896.2        289.9
     Net trading income                                     14.3          6.0         50.7         35.9         93.1         43.7
     Net realized gains                                     22.9          4.5        123.3        124.3        149.5         59.1
Total revenues                                             662.7        753.3      1,391.8      1,523.9      2,636.9      1,803.0

Income before income taxes                                  70.2         65.3        223.2        330.0        610.2        344.1
Income from continuing operations, before
  extraordinary charge                                      47.2         41.7        121.0        174.8        308.9        172.6
Earnings excluding realized investment
  gains and extraordinary charge (2)                        32.1         39.0         84.0        162.7        301.9
Net income                                                  47.2         41.7        116.0        169.5        297.0
Preferred dividends                                          8.3          5.6          6.8          5.5         20.6
Earnings applicable to common stock                         38.9         36.1        109.2        164.0        276.4
PER SHARE DATA
Net income, primary                                        $1.75        $1.37        $4.10        $5.43        $9.45
Net income, fully diluted                                   1.26         1.36         4.02         5.40         8.77
Income from continuing operations, before
  extraordinary charge, fully diluted                       1.26        1.36          4.22         5.56         9.12
Earnings excluding realized investment
  gains and extraordinary charge, fully diluted (2)         0.81        1.25          2.89         5.18         8.92
Dividends declared per common share                         0.05       0.055          0.07        0.085         0.30
Shares outstanding                                          25.2        20.6          24.7         24.9         25.3
Average fully diluted shares outstanding                    33.1        25.4          25.4         29.6         33.5
BALANCE SHEET DATA (1)
Invested assets                                         $4,700.7     $7,339.8    $10,426.9     $9,450.0    $11,689.1     $4,317.7
Total assets                                             5,267.1      8,371.1     11,832.4     11,772.7     13,749.3      6,020.1
Long-term debt for which Conseco is
  directly liable                                          300.3        268.9        177.6        163.2        413.0        214.9
Notes payable of the CCP Companies, not
  direct obligations of Conseco                             --          258.1        319.3         --           --           --
Notes payable of BLHC, not direct
  obligations of Conseco                                    --           --           --          392.0        290.3        290.3
Minority interest                                           --           17.1         79.5         24.0        223.8        223.8
Shareholders' equity                                       158.3        180.2        431.6        594.3      1,142.6      1,167.4
Fixed charge coverage ratio on debt and
  preferred stock (3)                                      1.94x        1.74x        2.95x        4.80x        4.72x        3.44x
Fixed charge coverage ratio on debt and
  preferred stock for which Conseco is
  directly liable (4)                                      1.94X        1.79x        3.04x        5.66x        4.25x        1.43x


(1) For periods prior to July 1, 1992 the financial statements of Great American Reserve Insurance Company, Jefferson National Life Insurance Company and Beneficial Standard Life Insurance Company (the "CCP Companies") were consolidated with the financial statements of Conseco. With the completion of the initial public offering by CCP Insurance, Inc. ("CCP"), Conseco no longer has the unilateral ability to control all of CCP's activities, and therefore, the financial statements of the CCP Companies, subsequent to the initial public offering, are no longer consolidated with the financial statements of Conseco. Comparison of consolidated financial information in the above table is largely affected by the acquisitions of the CCP Companies, which are consolidated in Conseco's statements in 1990, 1991, and the first six months of 1992 and are included on the equity method in all periods subsequent to June 30, 1992.

(2) Represents net income excluding net realized gains from investment securities and extraordinary charge, less applicable expenses, taxes and minority interest.

(3) Represents ratio of earnings to fixed charges on debt and preferred stock, including (i) interest on notes payable which are not direct obligations of Conseco and (ii) interest on short-term borrowings by consolidated subsidiaries for investment purposes. The fixed charge coverage ratio excludes interest credited to insurance and annuity policy reserves of $213.6 million, $314.7 million, $576.7 million, $506.8 million, $408.5 million and $75.4 million for the years ended 1989, 1990, 1991, 1992, 1993
    - as reported and 1993 - proforma, respectively.

(4) Represents ratio of earnings to fixed charges on debt and preferred stock for which Conseco is directly liable, excluding the undistributed earnings and fixed charges of less than wholly-owned subsidiaries and interest credited to insurance and annuity policy reserves of wholly-owned subsidiaries of $213.6 million, $283.2 million, $359.6 million, $377.0 million, $372.0 million and $38.9 million for the years ended 1989, 1990, 1991, 1992, 1993 - as reported and 1993 - proforma, respectively.

(5) The unaudited proforma consolidated income statement data are presented as if the following transactions had all occurred on December 31, 1992: (i) the initial public offering and related transactions of Western National Corporation ("Western") (ii) the initial public offering of BLHC, the purchase of additional shares of common stock of BLHC by Conseco and the incentive earnings allocation of Conseco Capital Partners, L.P.
     and (iii) the purchase of additional shares of common stock of CCP. The data further assumes the net proceeds to Conseco from the initial public offering of Western were invested to earn 3 percent per annum before income taxes. The unaudited proforma consolidated balance sheet data are presented as if the initial public offering of Western had occurred on December 31, 1993.

/TABLE

              TERMS OF THE SERIES A PREFERRED SHARES

General

  Preferred Shares of the Company may be issued from time to time in one or more series with such dividend rights, liquidation preferences, redemption provisions, voting rights and other rights, powers and duties as are established by the L.L.C. Agreement and a written action (the "Action") taken, or to be taken, by the Managing Member to amend and supplement the L.L.C. Agreement (which Actions, when taken, constitute an amendment and supplement to, and become a part of, the L.L.C. Agreement). The Series A Preferred Shares constitute one such series of Preferred Shares of the Company. The summary of certain terms of the Series A Preferred Shares set forth below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the L.L.C. Agreement (including the Action establishing the rights, powers and duties relating to the Series A Preferred Shares, a copy of which Action will have been filed with the Securities and Exchange Commission (the "Commission") at or prior to the time of the sales of the Series A Preferred Shares).

Dividends

  Cumulative dividends on the Series A Preferred Shares will accrue at a rate per annum of ____ % on the liquidation preference thereof (or $___ per Series
A Preferred Share per annum) from the date of original issuance thereof and will be payable monthly in arrears on the last day of each calendar month of each year, commencing __________, 1994, when, as and if declared by the Managing Member to holders of record on the record date therefor. Payment of dividends is limited to the amount of funds held by the Company and legally available therefor. See "Description of the Series A Subordinated Debentures" and "Description of the Guarantee - General." Dividends will be computed on the basis of twelve 30-day months and a 360-day year and, for any dividend period shorter than a full calendar month, will be computed on the basis of the actual number of calendar days elapsed in such period.

  Dividends declared on the Series A Preferred Shares will be payable to the record holders thereof as they appear on the register for the Series A Preferred Shares on the relevant record dates, which will be one Business Day prior to the relevant payment dates. Subject to any applicable fiscal or other laws and regulations, each such payment will be made as described under "Book-Entry-Only Issuance; The Depository Trust Company" below. In the event that any date on which dividends are payable on the Series A Preferred Shares is not a day on which banks in The City of New York are open for business
(a "Business Day"), then payment of the dividend payable on such date will be made on the next succeeding Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

  Under the L.L.C. Agreement, dividends on the Series A Preferred Shares must be declared by the Managing Member in any calendar year or portion thereof to the extent that the Company reasonably anticipates that at the time of payment it will have, and must be paid by the Company to the extent that at the time of proposed payment it has, (x) funds legally available for the payment of such dividends and (y) cash on hand sufficient to permit such payment. It is anticipated that such funds will be derived from payments by Conseco of interest on the Series A Subordinated Debentures. Under the terms of the Series A Subordinated Debentures, so long as Conseco is not in default in the payment of interest on the Series A Subordinated Debentures, Conseco shall have the right at any time to extend the interest payment period to the next interest payment date by a period (not to exceed 60 months from the last date on which interest was paid in full) at the end of which Conseco shall pay all interest then accrued and unpaid (together with interest thereon at the rate specified for the Series A Subordinated Debentures to the extent permitted by applicable law). During any such extended interest period, or at any time during which there is an uncured Default or Event of Default (each as hereinafter defined) under the Series A Subordinated Debentures, Conseco shall not pay any dividends on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its shares of capital stock or make any guarantee payments with respect to the foregoing (other than payments under any guarantee of the Series A Preferred Shares or other Preferred Shares ranking pari passu with the Series A Preferred Shares which payments shall be made on a pro rata basis). Conseco is required to give the Company not less than five Business Days' prior notice of its selection of such longer interest payment period. See "Description of the Series A Subordinated Debentures."

  If dividends can be paid only in part on the Series A Preferred Shares in any calendar year or portion thereof as a result of the lack of sufficient funds legally available for the payment of dividends, then such partial dividends shall be paid on the respective dividend payment dates on a pro rata basis to holders of such Series A Preferred Shares. If any dividends on the Series A Preferred Shares are not paid in full on any dividend payment date, additional dividends will accrue on any accumulated and unpaid dividends at the dividend rate for the Series A Preferred Shares specified above.

  Except as described herein, holders of the Series A Preferred Shares will have no other right to participate or share in the profits or assets of the Company.

Certain Restrictions on the Company

  If dividends have not been paid in full on the Series A Preferred Shares, the Company shall not:

     (i) pay, or declare and set aside for payment, any dividends on any other preferred or preference limited liability company interest in the Company ranking pari passu with the Series A Preferred Shares as regards participation in profits of the Company ("Dividend Parity Shares"), unless such dividends are paid, declared or set aside for payment on the Dividend Parity Shares and the Series A Preferred Shares on a pro rata basis on the date such dividends are paid, so that

     (x) (A) The aggregate amount of dividends paid on the Series A Preferred Shares bears to (B) the aggregate amount of dividends paid on such Dividend Parity Shares the same ratio as

     (y) (A) the aggregate of all accrued and unpaid dividends in respect of the Series A Preferred Shares bears to (B) the aggregate of all accrued and unpaid dividends in respect of such Dividend Parity Shares;

     (ii) pay, or declare and set aside for payment, any dividends on any Common Shares or limited liability company interests of the Company ranking junior to the Series A Preferred Shares as to dividends ("Dividend Junior Shares"); or

     (iii) redeem, purchase or otherwise acquire any Dividend Parity Shares or Dividend Junior Shares; or

     (iv) redeem Series A Preferred Shares, except in whole, until, in each case, such time as all accumulated and unpaid dividends on the Series A Preferred Shares shall have been paid in full for all dividend periods terminating on or prior to, in the case of clauses (i) and (ii), such payment, and in the case of clause (iii), the date of such redemption, purchase or acquisition. As of the date of this Prospectus Supplement, there are no Dividend Parity Shares outstanding.

  The Company may not engage in any business or activity other than issuing its Common Shares, the Series A Preferred Shares and other series of Preferred Shares having terms generally consistent with those of the Series A Preferred Shares (other than dividend rate, and other than changes that would not materially adversely affect the ability of the Company to make full and timely dividend payments or payments upon liquidation to the holders of the Series A Preferred Shares), loaning the proceeds thereof to Conseco in return for Subordinated Debentures in an aggregate principal amount equal to the amount of such loan, bearing interest at a rate at least equal to the dividend rate on such Preferred Shares and otherwise having terms generally consistent with those of the Series A Preferred Shares (other than changes that would not materially adversely affect the ability of the Company to make full and timely dividend payments or payments upon liquidation to the holders of the Series A Preferred Shares) and engaging in activities incidental or conducive to the foregoing. The Company may not consolidate or merge with, or convey, transfer or lease its properties and assets substantially as an entirety to, any corporation or other body.

  Notwithstanding the foregoing, the Company may, for purposes of changing its state of domicile, without the consent of the holders of any series of Preferred Shares, consolidate or merge with or into a limited liability company formed under the laws of any state of the United States; provided that (i) such successor limited liability company expressly assumes all of the obligations of the Company under each series of Preferred Shares then outstanding, (ii) Conseco expressly acknowledges such successor as the holder of the Subordinated Debentures pertaining to each series of Preferred Shares then outstanding, (iii) such merger or consolidation does not cause any series of Preferred Shares then outstanding to be delisted by any national securities exchange or other organization on which such Preferred Shares are then listed,
(iv) holders of then outstanding Preferred Shares will not recognize any gain or loss for federal income tax purposes as a result of such merger or consolidation and (v) following such merger or consolidation Conseco and such successor limited liability company are and will remain in compliance with the Investment Company Act of 1940, as amended (the "1940 Act").

  The Managing Member is authorized to conduct its affairs and to operate the Company in such a way that the Company would not be deemed to be an "investment company" required to be registered under the 1940 Act or taxed as a corporation for federal income tax purposes and so that any loans made by the Company to Conseco will be treated as indebtedness for federal income tax purposes. In this connection the Managing Member is authorized and currently intends to take any action that (i) is not inconsistent with applicable law, the Certificate of Formation of the Company and the L.L.C. Agreement, (ii) does not materially adversely affect the holders of Series A Preferred Shares and (iii) the Managing Member determines in its sole discretion to be necessary or desirable for such purposes.

Mandatory Redemption upon Repayment of Series A
Subordinated Debentures at Maturity

  The proceeds from any repayment at maturity of any Series A Subordinated Debentures shall be applied to redeem Series A Preferred Shares for cash at the Redemption Price.

Optional Redemption

  The Series A Preferred Shares are redeemable for cash, at the option of the Company (with the prior consent of Conseco as borrower under the Series A Subordinated Debentures), in whole or in part, at any time and from time to time, on or after April ___, 1999, upon not less than 30 nor more than 60 days' notice to the holders of the Series A Preferred Shares, at the Redemption Price. In the event that fewer than all the outstanding Series A Preferred Shares are to be so redeemed, the Series A Preferred Shares to be redeemed will be selected as described under "Book-Entry-Only Issuance; The Depository Trust Company" below. The Company will not redeem fewer than all the outstanding Series A Preferred Shares unless all accumulated and unpaid dividends have been paid on all Series A Preferred Shares for all monthly dividend periods terminating on or prior to the date of redemption. In addition, if a partial redemption would result in a delisting of the Series A Preferred Shares, the Company may only redeem the Series A Preferred Shares in whole.

  At any time after the issuance of the Series A Preferred Shares upon not less than 30 nor more than 60 days' notice, Conseco may cause the Company to redeem the Series A Preferred Shares in exchange for Series A Subordinated Debentures having, at the time of exchange, (a) an aggregate principal amount equal to $25 per Series A Preferred Share so exchanged and (b) accrued and unpaid interest equal to accumulated and unpaid dividends (whether or not declared) at the date fixed for exchange on the Series A Preferred Shares so exchanged if Conseco and the Company have received an opinion (an "Exchange Tax Opinion") of nationally recognized independent tax counsel experienced in such matters to the effect that, as a result of any change on or after the day before the date of this Prospectus Supplement in U.S. law or regulation, or a written change in interpretation or application of U.S. law or regulation, by any legislative body, court or governmental agency or regulatory authority (including the enactment or imminent enactment of any legislation and the publication of any judicial decisions or regulatory determinations), there exists more than an insubstantial risk that (i) Conseco will be precluded from deducting the interest on the Series A Subordinated Debentures for federal income tax purposes or (ii) the Company will be subject to federal income tax with respect to the interest received on the Series A Subordinated Debentures or more than a de minimis amount of other taxes, duties or other governmental charges; provided, however, Conseco and the Company shall not be permitted to effect such an exchange unless each of them shall have received an opinion from nationally recognized independent tax counsel experienced in such matters that holders of the Series A Preferred Shares will not recognize gain or loss for federal income tax purposes as a result of such exchange. Furthermore, Conseco shall have the right, upon not less than 30 nor more than 60 days' notice, to cause the Company to redeem the Series A Preferred Shares for cash at the Redemption Price if Conseco (i) has received an opinion (a "Redemption Tax Opinion") of nationally recognized independent tax counsel experienced in such matters that, as a result of a change in U.S. law as described above, there exists more than an insubstantial risk that Conseco would be precluded from deducting the interest on the Series A Subordinated Debentures for federal income tax purposes even if the Series A Preferred Shares were exchanged for the Series A Subordinated Debentures as described above or (ii) after its receipt of an Exchange Tax Opinion shall not have received the opinion referred to in the proviso to the preceding sentence. The receipt by Conseco and/or the Company of an Exchange Tax Opinion or a Redemption Tax Opinion is referred to herein as a "Tax Event."

  After the date fixed for any such exchange, (i) the Series A Preferred Shares will no longer be deemed to be outstanding, (ii) The Depository Trust Company ("DTC") or its nominee, as the record holder of the Series A Preferred Shares, will exchange the global certificate or certificates representing the Series
A Preferred Shares for a registered global certificate or certificates representing the Series A Subordinated Debentures to be delivered upon such exchange, (iii) any certificates representing Series A Preferred Shares not held by DTC or its nominee will be deemed to represent Series A Subordinated Debentures having a principal amount equal to the stated liquidated preference of such Series A Preferred Shares until such certificates are presented to the Company or its agent for exchange and (iv) all rights of the holders of Series A Preferred Shares so exchanged will cease, except the right of such holders to receive Series A Subordinated Debentures.

  If the Series A Preferred Shares are exchanged for Series A Subordinated Debentures, Conseco has agreed to use its best efforts to have the Series A Subordinated Debentures listed on the same exchange, if any, on which the Series A Preferred Shares are listed.

  If the Company gives a notice of redemption for cash in respect of the Series A Preferred Shares, then, by 12:00 noon, New York time, on the redemption date, the Company will irrevocably deposit with DTC funds sufficient to pay the Redemption Price, and will give DTC irrevocable instructions and authority to pay the Redemption Price to the holders thereof. See "Book-Entry-Only Issuance; The Depository Trust Company." If such notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of holders of such Series A Preferred Shares so called for redemption will cease, except the right of such holders of such securities to receive the Redemption Price, but without interest, and such securities will cease to be outstanding. In the event that any date on which any payment in respect of the redemption of Series A Preferred Shares is not a Business Day, then payment of the redemption price payable on such date will be made on the next succeeding Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the redemption price in respect of Series A Preferred Shares is improperly withheld or refused and not paid either by the Company or by Conseco pursuant to the Guarantee, dividends on such securities will continue to accumulate, at the then applicable rate, from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price.

  Subject to the foregoing and applicable law (including, without limitation, U.S. federal securities laws), Conseco or its subsidiaries may at any time and from time to time purchase outstanding Series A Preferred Shares of any series by tender, in the open market or by private agreement.

Liquidation Distribution

  In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, before any payment or distribution of the assets of the Company shall be made to or set apart for the holders of any class or classes of Membership Shares or any series of Preferred Shares ranking junior to the Series A Preferred Shares upon liquidation, dissolution or winding-up, the holders of the Series A Preferred Shares shall be entitled to receive, together with the holders of every other series of Preferred Shares outstanding, if any, ranking pari passu with the Series A Preferred Shares as to distribution of assets on liquidation, dissolution or winding-up of the Company ("Liquidation Parity Shares"), an amount equal, in the case of the holders of the Series A Preferred Shares, to the aggregate of the liquidation preference of $25 per Series A Preferred Share and all accumulated and unpaid dividends (whether or not declared) to the date of payment (the "Liquidation Distribution"), payable in cash. If, upon any such liquidation, dissolution or winding up, the Liquidation Distribution can be paid only in part because the Company has insufficient assets available to pay in full the aggregate Liquidation Distribution and the aggregate maximum liquidation distributions on the Liquidation Parity Shares, then the amounts payable directly by the Company on the Series A Preferred Shares and on such Liquidation Parity Shares shall be paid on a pro rata basis, so that

     (i) (x) the aggregate amount paid as the liquidation distribution on the Series A Preferred Shares bears to (y) the aggregate amount paid as the liquidation distribution on the Liquidation Parity Shares the same ratio as

     (ii) (x) the aggregate Liquidation Distribution on all Series A Preferred Shares bears to (y) the aggregate maximum liquidation distributions on the Liquidation Parity Shares.

  Pursuant to the L.L.C. Agreement, the Company will automatically dissolve and be liquidated (i) when the period fixed for the duration of the Company expires, (ii) if the Managing Member takes action requiring the Company to be wound-up and dissolved, (iii) upon the death, retirement, resignation, expulsion, bankruptcy (as defined in Section 18-304 of the Delaware Limited Liability Company Act) or dissolution of a holder of Common Shares or the occurrence of any other event which terminates the continued membership of a holder of Common Shares in the Company, unless, if there is more than one holder of Common Shares remaining, the business of the Company is continued by the consent of all the remaining holders of Common Shares within ninety days following the occurrence of any such event; (iv) upon the unanimous written consent of the holders of Common Shares; (v) upon the entry of a judicial decree of dissolution under Section 18-802 of the Delaware Limited Liability Company Act; or (vi) upon the transfer or redemption (other than a partial redemption) of any of the Common Shares. Under the Guarantee, Conseco will covenant that it will not voluntarily dissolve, wind up or liquidate the Company so long as any Preferred Shares are outstanding (unless the Company shall be treated as a corporation for U.S. federal income tax purposes or be subject to more than a de minimis amount of other taxes, duties or other governmental charges). See "Description of the Guarantee - Certain Covenants of the Guarantor." Pursuant to Section 18-802 of the Delaware Limited Liability Company Act, if a limited liability company organized under the laws of the State of Delaware has any publicly traded limited liability company interests and is treated as a corporation for U.S. federal income tax purposes, then, on application by or for a member or the manager of such limited liability company, the Delaware Court of Chancery shall (x) grant such relief as may be appropriate to cause the limited liability company not to have any publicly traded limited liability company interests or (y) decree the dissolution of the limited liability company.

Personal Liability of Holders of Common Shares

  The holders of Common Shares will be liable for, and will pay (as an additional capital contribution to the Company) the debts of and claims against the Company (other than the obligations to holders of Series A Preferred Shares).

Voting Rights

  Except as provided below and under "Description of the Guarantee - Amendments and Assignment" and "Description of the Series A Subordinated Debentures - Miscellaneous," the holders of the Series A Preferred Shares will have no voting rights.

  If (i) the Company fails to pay dividends in full on the Series A Preferred Shares (whether or not funds are legally available therefor) for any period and as a result dividends on the Series A Preferred Shares shall be in arrears in an aggregate amount equal to at least 18 full monthly dividend payments or (ii) Conseco breaches any of its obligations under the Series A Subordinated Debentures or any of its obligations under the Guarantee (as defined in "Description of the Guarantee"), then the holders of the outstanding Series A Preferred Shares, together with the holders of any other series of Preferred Shares having the right to vote for the appointment of a trustee in such event, acting as a single class, will be entitled, by ordinary resolution passed by the holders of a majority in liquidation preference (plus all accumulated and unpaid dividends) of such Preferred Shares present in person or by proxy at a separate general meeting of such holders convened for such purpose (or by written consent), to appoint and authorize a trustee to enforce the Company's rights as a creditor in respect of the Series A Subordinated Debentures, to enforce the obligations undertaken by Conseco under the Guarantee and to declare and pay dividends to the extent that funds are held by the Company and legally available therefor. For a description of rights and obligations under the Series A Subordinated Debentures, including the right of Conseco to extend the period to the next interest payment date to up to 60 months, see "Description of the Series A Subordinated Debentures." Not later than 30 days after such entitlement arises, the Managing Member will convene a separate general meeting for the above purpose. If the Managing Member fails to convene such meeting within such 30-day period, the holders of 10% in aggregate liquidation preference (plus all accumulated and unpaid dividends) of the outstanding Series A Preferred Shares and such other Preferred Shares will be entitled to convene such separate general meeting. The provisions of the L.L.C. Agreement relating to the convening and conduct of the general meetings of Members (as defined in the L.L.C. Agreement) will apply with respect to any such separate general meeting. Any trustee so appointed shall vacate office, subject to the terms of such other Preferred Shares, if the Company (or Conseco pursuant to the Guarantee) shall have paid in full all accumulated and unpaid dividends on the Series A Preferred Shares (if the event that gave rise to such appointment was clause
(i) of this paragraph) or such breach by Conseco shall have been cured (if the event that gave rise to such appointment was clause (ii) of this paragraph).

  If any resolution is proposed for adoption by the holders of Preferred Shares and Common Shares of the Company providing for, or the Managing Member proposes to take, any action that will (w) amend, alter or repeal the provisions of the L.L.C. Agreement (including the Actions creating the Series A Preferred Shares) so as to adversely affect any rights or powers of the Series A Preferred Shares or the holders thereof or result in the authorization or issuance of any limited liability company interest in the Company ranking, as to dividends or upon liquidation, dissolution or winding-up, senior to the Series A Preferred Shares, (x) result in the liquidation, dissolution or winding-up of the Company, (y) waive any rights of the Company under the Series A Subordinated Debentures or allow the Series A Subordinated Debentures to be repurchased or prepaid prior to __________, 1999 other than in accordance with the terms of the L.L.C. Agreement or the terms of the Series A Subordinated Debentures (unless there is an Event of Default thereunder and except in connection with a redemption occurring as a result of a Tax Event) or (z) modify (i) Section
2.6 of the L.L.C. Agreement which limits the business and activity in which the Company may engage, (ii) Section 7.1 of the L.L.C. Agreement which absolutely prohibits transfers of Common Shares, (iii) Section 3.3 of the L.L.C. Agreement which requires the holders of the Common Shares to contribute amounts to the Company such that the Common Shares represent at all times not less than 21% of all interests in the capital, income, gain, loss, deduction or credit of the Company or (iv) Section 6.2 of the L.L.C. Agreement pursuant to which the holders of the Common Shares agree to be personally liable for all debts of and claims against the Company (other than payment of dividends on the Preferred Shares), then the holders of outstanding Series A Preferred Shares (and, in the case of a resolution described in clause (w) above that would, to a like extent, adversely affect the rights or powers of any Dividend Parity Shares or any Liquidation Parity Shares, the holders of such Dividend Parity Shares or such Liquidation Parity Shares, as the case may be, or, in the case of any resolution described in clause (x) or (z) above, all Liquidation Parity Shares) will be entitled to vote together as a class on such resolution (but not on any other resolution) (i) at a separate meeting of such holders, (ii) at the general meeting of Members called for the purpose of adopting such resolution or (iii) without a meeting but in writing, and such resolution shall not be effective except with the approval, in the case of clauses (i) and (ii), of the holders of 66 2/3% in aggregate liquidation preference (plus all accumulated and unpaid dividends) of such outstanding securities present in person or by proxy at a meeting at which 66 2/3% in aggregate liquidation preference (plus all accumulated and unpaid dividends) of such securities are so present or, in the case of clause (iii), by the holders of 66 2/3% in aggregate liquidation preference (plus all accumulated and unpaid dividends) of such securities; provided, however, that no such approval shall be required under clauses (w) and (x) if the liquidation, dissolution and winding up of the Company is proposed or initiated upon the initiation of proceedings, or after proceedings have been initiated, for the liquidation, dissolution or winding-up of Conseco.

  The rights attached to the Series A Preferred Shares will be deemed not to be varied by the creation or issue of, and no vote will be required for the creation of, any further series of Preferred Shares or any limited liability company interests in the Company ranking as to dividends or upon liquidation pari passu with or junior to the Series A Preferred Shares.

  The Company will cause a notice of any meeting at which holders of the Series A Preferred Shares are entitled to vote to be mailed to each holder of record of the Series A Preferred Shares. Each such notice will include a statement setting forth (i) the date of such meeting, (ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote and (iii) instructions for the delivery of proxies.

  Notwithstanding that holders of Series A Preferred Shares are entitled to vote under any of the circumstances described above, any of the Series A Preferred Shares and such other Preferred Shares entitled to vote with such Series A Preferred Shares as a single class outstanding at such time that are owned by Conseco or any entity owned 20% or more by Conseco, either directly or indirectly, shall not be entitled to vote and shall, for the purposes of such vote, be treated as if they were not outstanding.

  No vote of the holders of the Series A Preferred Shares will be required for the Company to redeem and cancel Series A Preferred Shares in accordance with the L.L.C. Agreement (including the Actions).

Book-Entry-Only Issuance; The Depository Trust Company

  DTC, New York, New York will act as securities depository for the Series A Preferred Shares. The Series A Preferred Shares will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully-registered Series A Preferred Share certificates will be issued, representing in the aggregate the total number of Series A Preferred Shares, and will be deposited with DTC.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its participants are on file with the Commission.

  Purchases of Series A Preferred Shares under the DTC system must be made by or through Direct Participants, who will receive a credit for the Series A Preferred Shares on DTC's records. The ownership interest of each actual purchaser of each Series A Preferred Share (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner purchased Series A Preferred Shares. Transfers of ownership interests in the Series A Preferred Shares are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series A Preferred Shares, except in the event that use of the book-entry system for the Series A Preferred Shares is discontinued.

  To facilitate subsequent transfers, all Series A Preferred Shares deposited by Participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Series A Preferred Shares with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series A Preferred Shares; DTC's records reflect only the identity of the Direct Participants to whose accounts such Series A Preferred Shares are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Redemption notices shall be sent to Cede & Co. If less than all of the Series A Preferred Shares are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

  Although voting with respect to the Series A Preferred Shares is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will consent or vote with respect to Series A Preferred Shares. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consent or voting rights to those Direct Participants to whose accounts the Series A Preferred Shares are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Dividend payments on the Series A Preferred Shares will be made to DTC.
DTC's practice is to credit Direct Participants' accounts on the relevant payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory regulatory requirements as may be in effect from time to time. Payment of dividends to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

  DTC may discontinue providing its services as securities depository with respect to the Series A Preferred Shares at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, Series A Preferred Share Certificates are required to be printed and delivered.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

Registrar, Transfer Agent And Paying Agent

   ____________________ will act as registrar, transfer agent and paying agent for the Series A Preferred Shares (the "Paying Agent").

  Registration of transfers of Series A Preferred Shares will be effected without charge by or on behalf of the Company, but upon payment (with the giving of such indemnity as the Company or Conseco may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

  The Company will not be required to register or cause to be registered the transfer of Series A Preferred Shares after such Series A Preferred Shares have been called for redemption.

Miscellaneous

  Except as described in this Prospectus Supplement, the Company is not subject to any mandatory redemption or sinking fund provisions with respect to the Series A Preferred Shares. Holders of Series A Preferred Shares have no preemptive rights.

  The Common Shares in the Company are owned by Conseco and one of its wholly owned subsidiaries. The Common Shares are not transferable. The holders of the Common Shares are required, pursuant to the terms of the L.L.C. Agreement, to contribute to the Company amounts such that the Common Shares at all times represent at least 21% of all interests in the capital, income, gain, loss, deduction and credit of the Company.

                       DESCRIPTION OF THE GUARANTEE

  Set forth below is condensed information concerning the Guarantee which will be executed and delivered by Conseco for the benefit of the holders from time to time of Preferred Shares. The summary contains all material information concerning the Guarantee but does not purport to be complete. Reference to provisions of the Guarantee are qualified in their entirety by reference to the text of the Guarantee, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement is part.

General

  Conseco will irrevocably and unconditionally agree, to the extent set forth herein, to pay the Guarantee Payments (defined below) (except to the extent paid by the Company), as and when due, regardless of any defense, right of set-off or counterclaim which the Company may have or assert. The following payments to the extent not paid by the Company (the "Guarantee Payments") will be subject to the Guarantee (without duplication); (i) any accumulated and unpaid dividends that have been theretofore declared on the Series A Preferred Shares out of funds held by the Company and legally available therefor; (ii) the redemption price (including all accumulated and unpaid dividends whether or not declared) payable out of funds held by the Company and legally available therefor with respect to Series A Preferred Shares called for redemption by the Company; and (iii) in the event of any liquidation, dissolution or winding-up of the Company, the lesser of (a) the aggregate of the liquidation preference and all accumulated and unpaid dividends (whether or not declared) to the date of payment and (b) the amount of remaining assets of the Company legally available to holders of Series A Preferred Shares. In addition, Conseco will unconditionally and irrevocably guarantee, in the event of any exchange by the Company of Series A Preferred Shares for Series A Subordinated Debentures as described herein, the delivery of a registered global certificate or certificates representing the proper amount of Series A Subordinated Debentures to DTC, New York, New York or such other entity or person as shall at the date of exchange be acting as securities depository for the Series A Preferred Shares. Conseco's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by Conseco to the holders of Series A Preferred Shares or by causing the Company to pay such amounts to such holders.

Certain Covenants Of Conseco

  In the Guarantee, Conseco will covenant that, so long as any Series A Preferred Shares remain outstanding, neither Conseco, nor any majority-owned subsidiary of Conseco, shall declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock or make any guarantee payments with respect to the foregoing (other than (i) payments under the Guarantee or (ii) dividends or guarantee payments to Conseco) if at such time Conseco shall be in default with respect to its payment or other obligations under the Guarantee or there shall have occurred any event that, with the giving of notice or the lapse of time or both, would constitute an Event of Default under the Series A Subordinated Debentures.

  Pursuant to the Guarantee, Conseco will agree that, so long as any Series A Preferred Shares are outstanding, (i) it shall maintain ownership, directly or indirectly, of 100% of the Common Shares; (ii) in its capacity as direct and indirect holder of Common Shares, it shall make (or cause to be made) such contributions to the Company, either in connection with the purchase of Common Shares or otherwise, so as to cause at least 21% of all interests in the capital, income, gain, loss, deductions and credit of the Company to be represented by the Common Shares, (iii) it shall not voluntarily dissolve, wind-up or liquidate the Company (unless the Company shall be treated as a corporation for purposes of U.S. federal income tax purposes or be subject to more than a de minimis amount of other taxes, duties or other governmental charges); (iv) it shall timely perform all of its respective duties under the L.L.C. Agreement; and (v) it shall use its reasonable efforts to cause the Company to remain a limited liability company or limited partnership and otherwise continue to be treated as a partnership for U.S. federal income tax purposes.

Amendments and Assignment

  Except with respect to any changes which do not adversely affect the rights of holders (in which case no vote will be required), the Guarantee may be changed only with the prior approval of the holders of not less than 66 2/3% in liquidation preference of the Series A Preferred Shares by agreement in writing or present in person or by proxy at a separate general meeting and voting as a single class. All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of Conseco and shall inure to the benefit of the holders of the Series A Preferred Shares. The quorum for any such meeting and the determination of the Series A Preferred Shares entitled to vote are set forth under "Description of the Series A Preferred Shares - Voting Rights" above.

Termination of the Guarantee

  The Guarantee will terminate and be of no further force and effect with respect to the Series A Preferred Shares upon full payment of the Redemption Price (including all accumulated and unpaid dividends) of all Series A Preferred Shares, upon full payment of the amounts payable upon liquidation of the Company or upon exchange of all Series A Preferred Shares for Series A Subordinated Debentures as described above. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Series A Preferred Shares must restore payment of any sums paid under the Series A Preferred Shares or the Guarantee.

Status of the Guarantee

  The Guarantee will rank pari passu with the Subordinated Debentures and, accordingly, will be subordinate and junior in right of payment to all Senior Indebtedness as such term is defined in the Subordinated Indenture. See "Description of Debt Securities of Conseco - Subordination under the Subordinated Indenture" in the accompanying Prospectus.

  The Guarantee will constitute a guarantee of payment and not of collection.
A holder of Series A Preferred Shares may enforce the Guarantee directly against Conseco, and Conseco will waive any right or remedy to require that any action be brought against the Company or any other person or entity before proceeding against Conseco. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Company and by complete performance of all obligations under the Guarantee.

Governing Law

  The Guarantee will be governed and construed in accordance with the laws of the State of New York.

            DESCRIPTION OF THE SERIES A SUBORDINATED DEBENTURES

  Set forth below is condensed information concerning the Series A Subordinated Debentures that will evidence the loans to be made by the Company to Conseco of the proceeds of (i) the Series A Preferred Shares and (ii) the Common Shares and related capital contributions ("Common Shares Payments"). Series A Subordinated Debentures will be issued under the subordinated indenture, dated ___________, 1994, between Conseco and __________, as Trustee (the "Subordinated Indenture"). See "Description of Debt Securities of Conseco" in the accompanying Prospectus and the description below for a summary of the material terms of the Subordinated Indenture. References to provisions of the Subordinated Indenture are qualified in their entirety by reference to the text of the Subordinated Indenture, a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part.

General

  Pursuant to the Subordinated Indenture, Conseco will issue Series A Subordinated Debentures to the Company in an aggregate principal amount of $ ________, such amount being the sum of (i) the aggregate stated liquidation preference of the Series A Preferred Shares issued and sold by the Company and
(ii) the Common Shares Payments. In the event that the Underwriters' over-allotment option is exercised, Conseco will agree to issue additional Series A Subordinated Debentures to the Company equal to the aggregate stated liquidation preference of the Series A Preferred Shares so sold upon such exercise plus the related aggregate additional cash contributions to the Company by the holders of the Common Shares. If the over-allotment option is exercised in full, the aggregate principal amount of such additional Series A Subordinated Debentures will equal $___________.

  The entire principal amount of the Series A Subordinated Debentures shall become due and payable (together with any accrued and unpaid interest thereon) including Additional Interest (as hereinafter defined), if any on __________, 2034 (the "Maturity Date"). Upon exchange of the Series A Preferred Shares for Series A Subordinated Debentures, (i) the Series A Subordinated Debentures will no longer be subject to mandatory prepayment upon the dissolution, winding up or liquidation of the Company, (ii) the Series A Subordinated Debentures will not be subject to an election by Conseco to exchange Series A Subordinated Debentures for new debentures, (iii) Conseco will use its best efforts to have the Series A Subordinated Debentures listed on the same exchange on which the Series A Preferred Shares are listed, (iv) the Subordinated Indenture or Series A Subordinated Debentures may, thereafter, be modified or amended with the consent of not less than 66 2/3% in principal amount of the Series A Subordinated Debentures at the time outstanding, provided, however, that no such modification or amendment may, without the consent of the holder of each Series A Subordinated Debenture affected thereby, (a) extend the stated maturity of the principal of any Series A Subordinated Debenture, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof or change the currency in which the principal thereof or interest thereon is payable or impair the right to institute suit for the enforcement of any payment on any Series A Subordinated Debenture when due or (b) reduce the aforesaid principal amount of Series A Subordinated Debentures of any series the consent of the holders of which is required for any such modification and (v) Conseco's obligation to pay Additional Interest (other than Additional Interest, if any, accrued and unpaid to such date of exchange) shall cease.

Mandatory Prepayment

  If the Company redeems Series A Preferred Shares in cash for the Redemption Price in accordance with the terms thereof, the Series A Subordinated Debentures will become due and payable in a principal amount equal to the aggregate stated liquidation preference of the Series A Preferred Shares so redeemed (together with accrued interest on such principal amount to the date of redemption). Any payment pursuant to this provision shall be made prior to 12:00 noon, New York time, on the date of such redemption or at such other time on such earlier date as the Company and Conseco shall agree.

Optional Prepayment

  Conseco shall have the right to prepay the Series A Subordinated Debentures, without premium or penalty, in whole or in part (together with any accrued but unpaid interest, including Additional Interest, if any, on the portion being prepaid) at any time on or after _______________, 1999.

Interest

  The Series A Subordinated Debentures shall bear interest at an annual rate of ____% from _______________, 1994 until maturity. Such interest shall be payable on the last day of each calendar month of each year, commencing ____________, 1994. Interest will be computed on the basis of twelve 30-day months and a 360-day year and, for any interest period that is shorter than a full calendar month, will be calculated on the basis of the actual number of days elapsed in such period. If any date on which interest is payable on the Series A Subordinated Debentures is not a Business Day, then payment of the interest due on such date will be made on the next succeeding Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date; provided, however, that Conseco shall have the right at any time or times during the term of the Series A Subordinated Debentures, so long as Conseco is not in default in the payment of interest on the Series A Subordinated Debentures, to extend the interest payment period to the next interest payment date by a period (not to exceed 60 months from the last date on which interest was paid in full) at the end of which Conseco shall pay all interest then accrued and unpaid (together with interest thereon at the rate specified for the Series A Subordinated Debentures to the extent permitted by applicable law); and provided further that, during any such extended interest period, or at any time during which there is an uncured Default or Event of Default under the Series
A Subordinated Debentures, Conseco shall not pay any dividends on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its shares of capital stock or make any guarantee payments with respect to the foregoing (other than payments under any guarantee of the Series A Preferred Shares or any other series of Preferred Shares ranking pari passu with the Series A Preferred Shares which payments shall be made on a pro rata basis). Conseco shall give the Company not less than five Business Days' prior notice of its selection of such longer interest payment period. The term "Business Day" shall mean each day on which banks in The City of New York are open for business.

Additional Interest

  If at any time following the issuance of the Series A Subordinated Debentures, the Company shall be required to pay, with respect to its income derived from the interest payments on the Series A Subordinated Debentures, any amounts, for or on account of any taxes, duties or governmental charges of whatever nature imposed by the State of Delaware or any other taxing authority, then, in any such case, Conseco will pay as interest such additional amounts ("Additional Interest") as may be necessary in order that the net amounts received and retained by the Company after the payment of such taxes, duties or governmental charges shall result in the Company's having such funds as it would have had in the absence of the payment of such taxes, duties or governmental charges.

Method and Date of Payment

  Each payment by Conseco of principal and interest (including Additional Interest, if any) on the Series A Subordinated Debentures shall be made to the Company in United States dollars at such place and to such account as may be designated by the Company.

Set-off

  Notwithstanding anything to the contrary in the Subordinated Indenture or the Series A Subordinated Debentures, Conseco shall have the right to set-off any payment it is otherwise required to make thereunder with and to the extent Conseco has theretofore made, or is concurrently on the date of such payment making, a payment under the Guarantee.

Subordination

  The Subordinated Indenture will provide that Conseco and the Company covenant and agree that each of the Series A Subordinated Debentures is subordinate and junior in right of payment to all Senior Indebtedness as provided in the Subordinated Indenture. The Subordinated Indenture defines the term "Senior Indebtedness" as the principal, premium, if any, and interest on (i) all indebtedness of Conseco, whether outstanding on the date of the Series A Subordinated Debentures or thereafter created, incurred or assumed, which is for money borrowed, or evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities, (ii) any indebtedness of others of the kinds described in the preceding clause (i) for the payment of which Conseco is responsible or liable as guarantor or otherwise and (iii) amendments, renewals, extensions and refundings of any such indebtedness, unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is expressly provided that such indebtedness is not superior in right of payment to the Series A Subordinated Debentures. The Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the Senior Indebtedness or extension or renewal of the Senior Indebtedness. For a more detailed description of the subordination provisions set forth in the Subordinated Indenture, see "Description of Debt Securities of Conseco - Subordination under the Subordinated Indenture" in the accompanying Prospectus.

Covenants

  In the Series A Subordinated Debentures, Conseco will agree that, so long as the Series A Preferred Shares are outstanding, (i) it shall not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock, or make any guarantee payments with respect to the foregoing (other than payments pursuant to any guarantee of the Series A Preferred Shares or any other series of Preferred Shares ranking pari passu with the Series A Preferred Shares) if at such time (x) there shall have occurred any Event of Default or event (a "Default") that, with the giving of notice or the lapse of time or both, would constitute an Event of Default or (y) Conseco shall be in default with respect to its payment or other obligations under any guarantee of the Series A Preferred Shares, (ii) it shall maintain ownership, directly or indirectly, of all of the Common Shares, (iii) in its capacity as a direct and indirect holder of Common Shares, it shall make (or cause to be made) such contributions to the Company so as to cause at least 21% of all interests in the capital, income, gain, loss, deduction and credit of the Company to be represented by the Common Shares,
(iv) it shall timely perform all of its duties as Managing Member of the Company, and (v) it shall use its reasonable efforts to cause the Company to remain a limited liability company and otherwise continue to be treated as a partnership for U.S. federal income tax purposes.

  Conseco also will agree (i) that its obligations under the Series A Subordinated Debentures will also be for the benefit of the holders from time to time of the Series A Preferred Shares and that such holders will be entitled to enforce the Series A Subordinated Debentures directly against Conseco, and
(ii) not to consolidate with or merge with another entity or permit another entity to consolidate with or merge into it unless (a) at such time no Event of Default has occurred and is continuing, or would occur as a result of such merger and (b) Conseco is the survivor of such merger or the entity formed by or resulting from such merger shall expressly assume payment of the principal of and premium, if any, and interest on the Series A Subordinated Debentures.

Events of Default

    If one or more of the following events (each an "Event of Default") shall occur and be continuing:

     (a) default in the payment of interest on the Series A Subordinated Debentures, including any Additional Interest in respect thereof, when due that continues for 30 days (whether by virtue of the subordination provisions of the Series A Subordinated Debentures or otherwise); provided, however, that a valid extension of the interest payment period by Conseco shall not constitute a default in the payment of interest for this purpose (see "Interest" above),

      (b) default in the payment of principal on the Series A Subordinated Debentures when due (whether by virtue of the subordination provisions of the Series A Subordinated Debentures or otherwise);

     (c) the bankruptcy, insolvency or liquidation of Conseco; or

     (d) the breach by Conseco of any of its covenants contained in the Series A Subordinated Debentures continued for 90 days after notice to Conseco from any holder of the Series A Preferred Shares; then (i) in the case of clauses
(a), (b) and (d), and at any time thereafter during the continuance of such event, the Company will have the right to declare the principal of and the interest on the Series A Subordinated Debentures (including any interest subject to an extension of the interest payment period) and any other amounts payable on the Series A Subordinated Debentures to be forthwith due and payable, and (ii) in the case of clause (c), the principal of and interest on the Series A Subordinated Debentures (including any interest subject to an extension of the interest payment period) and any other amounts payable on the Series A Subordinated Debentures shall automatically become due and payable, whereupon in either case the Series A Subordinated Debentures and any other amounts payable in respect of the Series A Subordinated Debentures under the Series A Subordinated Debentures or the Subordinated Indenture shall be forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which will be waived by Conseco, and the Company will have the right to enforce its other rights as a defaulted creditor with respect to the Series A Subordinated Debentures. Under the terms of the Series A Preferred Shares, the holders of outstanding Series A Preferred Shares will have the rights referred to under "Terms of the Series A Preferred Shares - Voting Rights", including the right to appoint a trustee, which trustee shall be authorized to exercise the Company's rights to accelerate the principal amount of the Series A Subordinated Debentures and to enforce the Company's other rights under the Series A Subordinated Debentures.

Miscellaneous

  Conseco shall have the right at all times to assign any of its rights or obligations under the Series A Subordinated Debentures to a direct or indirect wholly owned subsidiary of Conseco, provided, however, that, in the event of any such assignment, Conseco shall remain jointly and severally liable for all such obligations. The Company may not assign any of its rights under the Series A Subordinated Debentures without the prior written consent of Conseco. Subject to the foregoing, the Series A Subordinated Debentures shall be binding upon and inure to the benefit of Conseco and the Company and their respective successors and assigns. Any assignment by Conseco or the Company in contravention of such provisions will be null and void.

   The Series A Subordinated Debentures and the Subordinated Indenture will be governed by and construed in accordance with the internal laws of the State of New York.

   The Series A Subordinated Debentures may be amended by mutual consent of the parties in the manner the parties shall agree; provided, however, that, so long as any of the Series A Preferred Shares remain outstanding, no such amendment shall be made that adversely affects the rights of the holders of the Series
A Preferred Shares, no termination of the Series A Subordinated Debentures shall occur, and no Event of Default or compliance with any covenant under the Series A Subordinated Debentures may be waived by the Company, without the prior approval of the holders of at least 66 2/3% in liquidation preference of all Series A Preferred Shares then outstanding, in writing or at a duly constituted meeting of such holders.

                            CERTAIN TAX MATTERS

  The following discussion is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of Series A Preferred Shares and is based upon the advice of Sidley & Austin. It deals only with Series A Preferred Shares held as capital assets by initial purchasers, and not with special classes of holders, such as dealers in securities or currencies, life insurance companies, persons holding Series A Preferred Shares as a hedge or hedges against currency risks or as part of a straddle or a conversion transaction, or persons whose functional currency is not the U.S. dollar. This summary is based on tax laws in effect in the United States, and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis).

  PROSPECTIVE PURCHASERS OF SERIES A PREFERRED SHARES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SERIES A PREFERRED SHARES, INCLUDING THE EFFECT OF ANY STATE OR OTHER TAX LAWS.

Income from Series A Preferred Shares

  In the opinion of Sidley & Austin, special tax counsel to Conseco, the Company will be treated as a partnership and the Series A Subordinated Debentures will be treated as indebtedness for federal income tax purposes. Each holder of Series A Preferred Shares will be required to include in gross income the holder's distributive share of the Company's net income. Such income should not exceed dividends received on a Series A Preferred Share, except in the limited circumstances described below under "Potential Extension of Interest Payment Period." Any amount so included in a holder's gross income will increase the tax basis in such holder's Series A Preferred Shares, and the amount of cash dividends to a holder will reduce the tax basis in such holder's Series A Preferred Shares. No portion of such income will be eligible for the dividends received deduction.

Sale or Redemption of Series A Preferred Shares

  A holder of Series A Preferred Shares will recognize capital gain or loss on a sale of Series A Preferred Shares (including a distribution of cash in redemption of all of a holder's Series A Preferred Shares) equal to the difference between the amount realized and the holder's tax basis for the Series A Preferred Shares sold or redeemed. In the case of a cash distribution in partial redemption of a holder's Series A Preferred Shares, no loss will be recognized, the holder's tax basis in the Series A Preferred Shares will be reduced by the amount of the distribution, and the holder will recognize gain to the extent, if any, that the amount of the distribution exceeds such holder's tax basis in the Series A Preferred Shares. Gain or loss recognized by a holder on the sale or exchange of a Series A Preferred Share held for more than one year will be taxable as long-term capital gain or loss.

Exchange of Series A Preferred Shares for Series A Subordinated Debentures

  Upon a distribution by the Company of the Series A Subordinated Debentures in exchange for the Series A Preferred Shares as described under the caption "Terms of the Series A Preferred Shares -- Optional Redemption," such an exchange will be treated as a non-taxable exchange to each holder of Series A Preferred Shares and will result in the holder of Series A Preferred Shares receiving an aggregate tax basis in the Series A Subordinated Debentures equal to such holder's aggregate tax basis in such holder's Series A Preferred Shares. A holder's holding period in the Series A Subordinated

Debentures so received in exchange for Series A Preferred Shares will include the period for which the Series A Preferred Shares were held by such holder.

Potential Extension of Interest Payment Period

  Under the terms of the Series A Subordinated Debentures, Conseco may be permitted to extend the interest payment period on the Series A Subordinated Debentures up to 60 months. In the event that the interest payment period is extended, the Company will continue to accrue income, equal to the amount of the interest payment due at the end of the extended interest payment period, over the length of the extended interest payment period.

  A portion of such accrued income will be allocated, but not distributed, to holders of record of the Series A Preferred Shares on the last day of each calendar month. As a result, holders of record during an extended interest payment period will include interest in gross income in advance of the receipt of cash and any such holders who dispose of Series A Preferred Shares prior to the record date for the payment of dividends following such extended interest payment period will include interest in gross income but will not receive from the Company any cash related thereto. The tax basis of a Series A Preferred Share will be increased by the amount of any interest that is included in income without a receipt of cash, and will be decreased when and if such cash is subsequently received from the Company.

Use of Convention

  The Company will adopt a convention under which all of the net income accrued by the Company in any calendar month will be allocated to holders of record on the record date for dividends in respect of such month. It is unclear whether this convention will be respected for U.S. federal income tax purposes. If it is not respected, the distributive share of the Company's net income allocable to Series A Preferred Shares in respect of a month in which such Series A Preferred Shares are sold may be allocated between the seller and the purchaser on some other basis. Any amount so allocated to the holder, whether as seller or purchaser, would be includible in the holder's income and would increase such holder's tax basis in the Series A Preferred Shares.

Company Information Returns

  Conseco, as Managing Member of the Company, will furnish each holder of Series A Preferred Shares with a Schedule K-1 setting forth each holder's allocable share of income within 90 days after the close of the Company's taxable year.

  Any person who holds Series A Preferred Shares as a nominee for another person is required to furnish to the Company (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity;
(c) the amount and description of the Series A Preferred Shares held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on the Series A Preferred Shares they acquire, hold or transfer for their own accounts. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed for failure to report such information to the Company.

Non-United States Holders

  For purposes of this discussion, a "Non-United States Holder" is any holder who or which is (a) a nonresident alien individual or (b) a foreign corporation, partnership, estate or trust, in either case not subject to U.S. federal income tax on a net income basis in respect of a Series A Preferred Share.

  Under present U.S. federal income tax law, income allocable to any holder of Series A Preferred Shares who or which is a Non-United States Holder will not be subject to U.S. federal withholding tax; provided that (a) the beneficial owner of the Series A Preferred Shares does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Conseco entitled to vote; (b) the beneficial owner of the Series A Preferred Shares is not a controlled foreign corporation that is related to Conseco through stock ownership; and (c) either (i) the beneficial owner of the Series A Preferred Shares certifies to the Company or its agent, under penalties of perjury, that it is not a United States holder and provides its name and address or (ii) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Series A Preferred Shares certifies to the Company or its agent, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

  A Non-United States Holder of a Series A Preferred Share will generally not be subject to U.S. federal income or withholding tax in respect of any gain recognized on the sale or exchange of a Series A Preferred Share unless, in the case of an individual, such Non-United States Holder is present in the United States for 183 or more days in the taxable year of the sale and either has a "tax home" in the United States or certain other requirements are met.

                               UNDERWRITING

  Merrill Lynch, Pierce, Fenner & Smith Incorporated and Dean Witter Reynolds Inc. (the "Underwriters") have severally agreed, subject to the terms and conditions of the Purchase Agreement, to purchase from the Company the number of Series A Preferred Shares set forth below opposite their respective names. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement.

                                                         Number of Series A
                  Underwriter                              Preferred Shares
                  -----------                              ----------------
       Merrill Lynch, Pierce, Fenner & Smith
                   Incorporated . . . . . . . . . . . .
       Dean Witter Reynolds Inc.. . . . . . . . . . . . .        ----------

                          Total . . . . . . . . . . . . .        ==========


     The Underwriters have advised the Company that they propose to offer the Series A Preferred Shares to the public at the offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $________ per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $________ per share to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed. The Series A Preferred Shares are offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part. The Underwriters are committed to purchase all of the shares of the Series A Preferred Shares if any are purchased.

     The Company has granted the Underwriters an option for 30 days after the date hereof to purchase up to an additional _________ Series A Preferred Shares to cover over-allotments, if any, at the initial public offering price plus accumulated dividends, if any (with additional Underwriters' Compensation).
If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the numbers of Series A Preferred Shares to be purchased by it shown in the foregoing table is of the __________________ Series A Preferred Shares initially offered hereby.

     In view of the fact that the proceeds of the sale of the Series A Preferred Shares will be loaned to Conseco, under the Purchase Agreement Conseco has agreed to pay to such Underwriters an amount in New York Clearing House (next day) funds of $_______ per Series A Preferred Share ($________ per Series A Preferred Share sold to certain institutions) for the accounts of the several Underwriters, as compensation for the services of the Underwriters under the Purchase Agreement.

     Prior to this offering, there has been no public market for the Series A Preferred Shares. Application will be made to list the Series A Preferred Shares on the New York Stock Exchange. In order to meet one of the requirements for listing the Series A Preferred Shares on the New York Stock Exchange, the Underwriters will undertake to sell lots of 100 or more Series A Preferred Shares to a minimum of 400 beneficial holders.

     The Underwriters receive customary fees for ordinary brokerage transactions with Conseco and its affiliates. The Underwriters have performed investment banking services for Conseco and its affiliates in the past, for which they have received customary compensation.

     The Company and Conseco have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

                              LEGAL OPINIONS

     The legal validity of the Series A Preferred Shares will be passed upon for the Company by Richards, Layton & Finger, P.A., special Delaware counsel to Conseco. The legal validity of the Guarantee and the Subordinated Debentures relating to the Preferred Shares of the Company offered hereby will be passed upon for the Company and Conseco by Lawrence W. Inlow, Executive Vice President, Secretary and General Counsel of Conseco. Sidley & Austin, New York, New York, will pass upon the United States federal income tax matters described under "Certain Tax Matters" in this Prospectus. Certain legal matters will be passed upon for the Underwriters by LeBoeuf, Lamb, Greene
& MacRae, a partnership including professional corporations, New York, New York, who will rely on the opinion of Mr. Inlow as to matters of Indiana law. In rendering their opinions, Mr. Inlow, Sidley & Austin and LeBoeuf, Lamb, Greene & MacRae will rely on the opinion of Richards, Layton & Finger, P.A.
as to certain matters of Delaware law. Mr. Inlow is a full-time employee and an officer of Conseco and owns 247,576 shares and holds options to purchase 662,000 shares of Conseco common stock. LeBoeuf, Lamb, Greene & MacRae has from time to time performed legal services for Conseco.


                                  EXPERTS

     The consolidated financial statements of Conseco as of December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993 incorporated by reference in this Prospectus, have been audited by Coopers & Lybrand, independent accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

=================================================                  =========================================
   No dealer, salesperson or other individual                                 __________ Shares
has been authorized to give any information or to
make any representations other than those
contained or incorporated by reference in this
Prospectus Supplement or the Prospectus in                                      Conseco, L.L.C.
connection with the offering covered by this
Prospectus Supplement and the Prospectus and, if                      guaranteed to the extent set forth
given or made, such information or representations                                 herein by
must not be relied upon as having been authorized
by Conseco, Inc., Conseco L.L.C. or the                                           Conseco, Inc.
Underwriters.  This Prospectus Supplement and
the Prospectus do not constitute an offer or
solicitation by anyone in any state in which such
offer or solicitation is not authorized or in which                              % Series A Cumulative
the person making such offer or solicitation is not                                 Preferred Stock
qualified to do so or to anyone to whom it is
unlawful to make such offer or solicitation.
Neither the delivery of this Prospectus Supplement
and the Prospectus nor any sale made hereunder                                      ----------------
and thereunder shall, under any circumstances,
create an implication that there has been no
change in the affairs of Conseco, Inc. or Conseco                                PROSPECTUS SUPPLEMENT
L.L.C. since the date hereof.
                                                                                    -----------------

        TABLE OF CONTENTS

                                           Page
                                           ----
Prospectus Supplement Summary.             S-4
Conseco L.L.C.. . . . . . . .              S-8
Use of Proceeds . . . . . . .              S-8                                       Merrill Lynch & Co.
Capitalization. . . . . . . .              S-9
Selected Consolidated Financial                                                   Dean Witter Reynolds Inc.
  Information . . . . . . . .              S-10
Terms of Series A Preferred Shares         S-12
Description of the Guarantee.              S-21
Description of the Series A Subordinated
  Debentures. . . . . . . . .              S-23
Certain Tax Matters . . . . .              S-28                                       ___________, 1994
Underwriting. . . . . . . . .              S-31
Legal Opinions. . . . . . . .              S-32
Experts . . . . . . . . . . .              S-32




INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED APRIL 11, 1994
PROSPECTUS
- ----------
                             U.S. $200,000,000

                               CONSECO, INC.

                              DEBT SECURITIES
                              PREFERRED STOCK

                              CONSECO L.L.C.

                        CUMULATIVE PREFERRED SHARES
               GUARANTEED TO THE EXTENT SET FORTH HEREIN BY

                               CONSECO, INC.
                            ------------------



      Conseco, Inc., an Indiana corporation ("Conseco"), may offer from time to time (a) its debt securities, consisting of debentures, notes and/or other evidences of indebtedness representing unsecured obligations of Conseco (the "Debt Securities") and (b) shares of its preferred stock, par value --- per share ("Preferred Stock"), in each case in one or more series and in amounts, at prices and on terms to be determined at the time of offering.

      Conseco L.L.C., a limited liability company formed under the laws of the State of Delaware (the "Company"), may offer from time to time, in one or more series, its Cumulative Preferred Shares (the "Preferred Shares") representing preferred limited liability company interests in the Company. The Company was formed by Conseco solely to issue Preferred Shares and common limited liability company interests ("Common Shares") and loan the proceeds thereof to Conseco. Accordingly, the proceeds of an offering of Preferred Shares, together with all capital contributions made in respect of Common Shares, will be loaned to Conseco in exchange for subordinated Debt Securities of Conseco ("Subordinated Debentures") having the terms described herein. Interest and principal payments on the Subordinated Debentures are intended to fund the payment of periodic distributions ("dividends") and redemption and liquidation distributions on the Preferred Shares and the Common Shares. The payment of dividends, if and to the extent declared out of moneys held by the Company and lawfully available therefor, and payments on liquidation (to the extent of the remaining assets of the Company) or redemption with respect to the Preferred Shares will be guaranteed by a subordinated guarantee (the "Guarantee") of Conseco to the limited extent set forth herein. See "Conseco L.L.C." and "Description of Certain Contractual Back-Up Obligations of Conseco" for a description of the various contractual backup obligations of Conseco.

      Certain specific terms of the particular Debt Securities, Preferred Stock and Preferred Shares in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"), which will describe, without limitation and where applicable, the following: (x) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination, maturity, premium, if any, interest rate (which may be fixed or variable), time and method of calculating payment of interest, if any, place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, currency in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of Conseco or the holder, any sinking fund provisions, initial public offering price, any listing on a securities exchange and other special terms, and (y) in the case of Preferred Stock and Preferred Shares, the specific designation, stated value and liquidation preference per share or security and number of shares or securities offered, initial public offering price, dividend rate (which may be fixed or variable), method of calculating payment of dividends, place or places where dividends on such Preferred Stock or Preferred Shares will be payable, any terms of redemption, dates on which dividends shall be payable and dates from which dividends shall accrue, any listing on a securities exchange and other special terms.

      The offering price to the public of the Offered Securities will be limited to U.S. $200,000,000 in the aggregate (or its equivalent (based on the applicable exchange rate at the time of issue), if Offered Securities are offered for consideration denominated in one or more foreign currencies or currency units as shall be designated by Conseco). The Debt Securities may be denominated in United States dollars or, at the option of Conseco if so specified in the applicable Prospectus Supplement, in one or more foreign currencies or currency units. The Debt Securities may be issued in registered form or bearer form, or both. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

      The Offered Securities may be sold to or through underwriters, through dealers or agents or directly to purchasers. See "Plan of Distribution." The names of any underwriters, dealers or agents involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered any applicable fee, commission or discount arrangements with them will be set forth in a Prospectus Supplement.

      This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

                     -----------------------


 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
        OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
            OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                  TO THE CONTRARY IS A CRIMINAL OFFENSE.


            The date of this Prospectus is _____________, 1994.

                           AVAILABLE INFORMATION

      Conseco is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Conseco can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed rates. Copies of such reports, proxy statements and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The Company and Conseco have filed with the Commission a joint Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company, Conseco and the securities, reference is hereby made to such Registration Statement, including the exhibits thereto, which may be examined at the Commission's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549, or copies of which may be obtained from the Commission at such office upon payment of the fees prescribed by the Commission.

      No separate financial statements of the Company have been included herein. The Company and Conseco do not consider that such financial statements would be material to holders of the Preferred Shares because the Company is a newly organized special purpose entity, has no operating history and no independent operations and is not engaged in any activity other than the issuance of the Preferred Shares and the Common Shares, and the lending of the proceeds thereof to Conseco pursuant to loans to be evidenced by Subordinated Debentures. See "Conseco L.L.C." The Company is a limited liability company formed under the laws of the State of Delaware and will be managed by Conseco, which directly or indirectly owns all of the Common Shares, which are non-transferable.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      Conseco's Annual Report on Form 10-K for the year ended December 31, 1993 is incorporated herein by reference. Any documents filed by Conseco pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents.

      Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed except as so modified or superseded, to constitute a part of this Prospectus.

      To the extent that any proxy statement is incorporated by reference herein, such incorporation shall not include any information contained in such proxy statement that is not, pursuant to the Commission's rules, deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act.

      Conseco will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Any such request should be directed to James W. Rosensteele, Vice President, Investor Relations, Conseco, Inc., 11825
N. Pennsylvania Street, Carmel, Indiana 46032 (telephone number:
(317) 573-2893).

                              CONSECO L.L.C.

     The Company, a wholly owned subsidiary of Conseco, is a limited liability company formed under the laws of the State of Delaware.
The Company's registered office in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. Its telephone number is (302) 658-7581. Conseco owns directly and indirectly all of the Common Shares of the Company, which Common Shares are nontransferable. The Company was formed by Conseco solely to issue Preferred Shares and Common Shares (collectively, the "Membership Shares") and to loan the net proceeds thereof to Conseco in exchange for Subordinated Debentures to finance Conseco's business operations. Interest and principal on the Subordinated Debentures are intended to fund the payment of dividends and redemption and liquidation distributions on the Membership Shares. Accordingly, the Company's sole source of cash flow is Conseco and the Company's ability to make dividend and other payments in respect of the Preferred Shares will be dependent on interest and principal payments by Conseco on the Subordinated Debentures. See "Conseco, Inc." The Company will be managed by Conseco (in such capacity, the "Managing Member").


                               CONSECO, INC.

     Conseco is a specialized financial services holding company which primarily makes controlling strategic investments in insurance companies and related businesses, manages the operations of those businesses to increase their value, provides services to acquired companies and other businesses, and seeks to realize the increase in value that its management brings to such companies through sale or restructuring. The insurance companies in which Conseco has made investments develop, market, issue and administer primarily annuity, individual health insurance and life insurance products. Conseco provides administrative, data processing and investment management services to affiliated and nonaffiliated companies. Conseco's operating strategy is to consolidate and streamline the administrative functions of the acquired companies, to improve their investment yields through active asset management by a centralized investment operation and to eliminate their unprofitable products and distribution channels.

     Conseco's earnings result from three different activities: (i) the operations of life insurance companies; (ii) services provided to affiliates and nonaffiliates for fees; and (iii) the acquisition and restructuring of life insurance companies, currently through Conseco Capital Partners II, L.P. ("CCP II"). Major ownership interests of insurance companies include: (i) Bankers Life Holding Corporation and its subsidiaries ("Bankers"), in which Conseco has a 56 percent ownership interest; (ii) Western National Corporation and its subsidiary ("Western"), in which Conseco has a 40 percent ownership interest; (iii) CCP Insurance, Inc. and its subsidiaries ("CCP"), in which Conseco has a 40 percent ownership interest and
(iv) wholly owned life insurance subsidiaries, Bankers National Life Insurance Company, National Fidelity Life Insurance Company and Lincoln American Life Insurance Company.

     During 1990, Conseco formed Conseco Capital Partners, L.P. (the "Partnership"), which raised and invested $99.5 million of capital. Of this amount, approximately half was provided by Conseco and the balance by other investors. A wholly owned subsidiary of Conseco was the sole general partner of the Partnership. The Partnership was Conseco's vehicle for effecting acquisitions of the following insurance companies: Great American Reserve Insurance Company in June 1990, Jefferson

National Life Insurance Company in November 1990, Beneficial Standard Life Insurance Company in March 1991 and Bankers Life and Casualty Company in November 1992. In July 1992, CCP, a holding company organized for the Partnership's first three acquisitions, completed an initial public offering of 8.0 million common shares, generating net proceeds to CCP of $111.2 million. In March 1993, Bankers completed an initial public offering of 19.6 million common shares, generating net proceeds to Bankers of $405.3 million.

     On February 15, 1994, Western completed an initial public offering reducing Conseco's ownership interest to 40 percent of the outstanding common stock of Western. Effective January 1, 1994, Western is included in Conseco's financial statements on the equity method.

     On February 2, 1994, Conseco announced the closing of the formation of CCP II, a partnership which will invest in acquisitions of specialized annuity, life and accident and health insurance companies and related businesses. As of January 31, 1994, 36 investors had committed a total of $624 million of capital to the new partnership in a private placement.

     Bankers, which had total assets of approximately $4 billion at December 31, 1993, markets health and life insurance and annuity products primarily to senior citizens through over 200 branch offices and approximately 3,300 career agents. Most of Bankers' agents sell only Bankers' policies. Bankers believes that its success in the individual health insurance market is attributable in large part to its career agency force, which permits one-on-one contacts with potential policyholders and builds loyalty to Bankers among existing policyholders. Its efficient and highly automated claims processing system is designed to complement its personalized marketing strategy by stressing prompt payment of claims and rapid responses to policyholder inquiries.

     Western, which had total assets of approximately $8.4 billion at December 31, 1993, develops, markets and issues annuity products through niche distribution channels. Western markets single premium deferred annuities ("SPDAs") to the savings and retirement markets through financial institutions (principally banks and thrifts), flexible premium deferred annuities to the tax-qualified retirement market and single premium immediate annuities primarily to the structured settlement market. Western was a wholly owned subsidiary of Conseco from its acquisition in 1987 until the completion of its initial public offering on February 15, 1994.

     CCP, which had approximately $5.3 billion of assets at December 31, 1993, markets, issues and administers annuity, life and employee benefit-related insurance products through diversified cost-
effective distribution channels.   These channels consist of educator
market specialists who sell tax-qualified annuities and certain employee benefit-related insurance products primarily to school teachers and administrators, professional independent producers who sell various annuity and life insurance products aimed primarily at the retirement market and financial institutions that sell SPDAs to their depositors through employee agents.

     Conseco's wholly owned insurance subsidiaries (excluding Western which is no longer wholly owned by Conseco) had total assets of approximately $1.0 billion at December 31, 1993. They have profitable in-force blocks of many different annuity and life products, but do not currently actively market their products.

     Conseco provides to its affiliated companies and to unaffiliated clients various combinations of services, including investment management, mortgage origination and servicing, policy administration, data processing, product marketing and executive management services. In addition, subsidiaries of Conseco earn fees by: (i) providing marketing services to financial institutions related to the distribution of insurance and investment products and
(ii) distributing property and casualty insurance products through independent agencies. Growth in this activity results from new clients

(both affiliated and others) and from increases in the fee-producing activities conducted for such clients.

     Conseco reduces operating expenses by centralizing, standardizing and more efficiently performing many functions common to most life insurance companies, such as underwriting and policy administration, accounting and financial reporting, marketing, regulatory compliance, actuarial services and asset management. Conseco's centralized management techniques resulted in significant employee reductions and expense savings in the nine insurance companies acquired between 1985 and 1992. The ratio of aggregate operating expenses (excluding commissions) to premiums collected for these nine companies was reduced from 11 percent for the last year prior to acquisition to 7.4 percent for the second full year (or in
Bankers' case, the first full year) following acquisition.   The
ratio of such expenses to total assets of these companies decreased from 3.4 percent to 1.9 percent in the same periods.

     Conseco Capital Management, Inc. ("CCM"), a registered investment adviser wholly owned by Conseco, manages the investment portfolios of Conseco's wholly owned subsidiaries, Western, CCP, Bankers and other nonaffiliated clients. CCM had approximately $19 billion of assets at fair value under management at December 31, 1993, of which $15.9 billion were assets of affiliated companies and $3.1 billion were assets of nonaffiliated companies. CCM's investment philosophy is to maintain a largely investment grade fixed-income portfolio, provide adequate liquidity for expected liability durations and other requirements and maximize total return through active investment management.

     Conseco believes that the consolidation of the U.S. life insurance industry will continue, and Conseco intends to participate in this process. Conseco believes that, under appropriate circumstances, it is more advantageous to acquire companies with large books of in-force life and health insurance and annuities than to produce new business because initial underwriting costs have already been incurred and mature business is generally less likely to terminate, making more predictable profit analysis possible.

     Conseco was organized in 1979 as an Indiana corporation and commenced operations in 1982.  Its executive offices are located at
11825 N. Pennsylvania Street, Carmel, Indiana   46032, and  its
telephone number is (317) 573-6100.


                              USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement, the proceeds from the sale of any Preferred Shares (together with any capital contributed in respect of Common Shares) will be loaned by the Company to Conseco in exchange for Subordinated Debentures to finance the business operations of Conseco. The net proceeds from any sale of Debt Securities or Preferred Stock will be used by Conseco for general corporate purposes.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES
                       AND PREFERRED STOCK DIVIDENDS

     The following table sets forth Conseco's ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for each of the five years in the period ended December
31, 1993:

                                                                                              Year Ended
                                                     Years Ended December 31,              December 31, 1993
                                                     ------------------------              -----------------
                                                                                             As        Pro
                                                     1989   1990   1991   1992            Reported    Forma **
                                                     ----   ----   ----   ----            --------    --------
Ratio of Earnings to Fixed Charges for
  which Conseco is Directly Liable*                  2.49   2.08   3.67   7.21             8.35        3.42

Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends for which
  Conseco is Directly Liable*                        1.94   1.79   3.04   5.66             4.25        1.43

 * The fixed charges also include interest on short-term borrowings by consolidated subsidiaries for investment purposes. The fixed charges excludes
(i) the undistributed earnings and fixed charges of less than wholly owned subsidiaries and (ii) interest credited to insurance and annuity policy reserves of $213.6 million, $314.7 million, $576.7 million, $506.8 million and $408.5 million for the years ended December 31, 1989, 1990, 1991, 1992 and 1993, respectively, and $38.9 million for the pro forma year ended December 31, 1993.

**The unaudited pro forma ratios are presented as if the following transactions had all occurred on December 31, 1992: (i) the initial public offering and related transactions of Western National Corporation ("Western"), (ii) the initial public offering of BLHC, the purchase of additional shares of common stock of BLHC by Conseco and the incentive earnings allocation from Conseco Capital Partners, L.P. and (iii) the purchase of additional shares of common stock of CCP. The ratios further assume the net proceeds to Conseco from the initial public offering of Western were invested to earn 3 percent per annum before income taxes.

DESCRIPTION OF DEBT SECURITIES OF CONSECO

     The Debt Securities offered hereby are to be issued in one or more series under either (i) the Indenture, dated as of ____________, 1994 (the "Senior Indenture"), between Conseco and _________________, as Trustee (the "Trustee") or (ii) the Subordinated Indenture, dated as of _________________, 1994 (the "Subordinated Indenture" and, together with the Senior Indenture, the "Indentures"), between Conseco and _________________, as trustee (also, the "Trustee"), copies of which will be filed as exhibits to the Registration Statement of which this Prospectus forms a part. The offering price to the public of the Debt Securities, Preferred Stock and Preferred Shares (the "Offered Securities") offered pursuant to this Prospectus will be limited to U.S. $200,000,000 aggregate principal amount (or its equivalent (based on the applicable exchange rate at the time of issue) if Offered Securities are issued with principal amounts denominated in one or more foreign currencies or currency units as shall be designated by Conseco).

     The statements herein relating to the Debt Securities and the following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures, including the definitions therein of certain terms capitalized in this Prospectus. Whenever particular Sections or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated herein or therein by reference.

GENERAL

     The Debt Securities will be unsecured obligations of Conseco. The Debt Securities issued under the Senior Indenture will be unsecured and will rank pari passu with all other unsecured and unsubordinated obligations of Conseco. The Debt Securities issued under the Subordinated Indenture will be subordinate and junior in right of payment to the extent and in the manner set forth in the Subordinated Indenture to all Senior Indebtedness of Conseco. See "- Subordination under the Subordinated Indenture." The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder, nor do they limit the incurrence or issuance of other secured or unsecured debt of Conseco.

     Reference is made to the applicable Prospectus Supplement which will accompany this Prospectus for a description of the specific series of Debt Securities being offered thereby, including:
(1) the title of such Debt Securities; (2) any limit upon the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of and premium, if any, on such Debt Securities will mature or the method of determining such date or dates; (4) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method of calculating such rate or rates; (5) the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined; (6) the date or dates on which interest, if any, will be payable and the record date or dates therefor; (7) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; (8) the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which, and the terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of Conseco; (9) the obligation, if any, of Conseco to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event and the period or periods within which, the price or prices at which and the other terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligations; (10) the denominations in which such Debt Securities are authorized to be issued;
(11) the currency or currency unit for which Debt Securities may be purchased or in which Debt Securities may be denominated and/or the currency or currencies (including currency unit or units) in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable and whether Conseco or the holders of any such Debt Securities may elect to receive payments in respect of such Debt Securities in a currency or currency unit other than that in which such Debt Securities are stated to be payable; (12) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (13) the person to whom any interest on any such Debt Security shall be payable if other than the person in whose name such Debt Security is registered on the applicable record date; (14) any addition to, or modification or deletion of, any Event of Default or any covenant of Conseco specified in the Indenture with respect to such Debt Securities; (15) the application, if any, of such means of defeasance or covenant defeasance as may be specified for such Debt Securities; (16) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depository for such global security or securities; and (17) any other special terms pertaining to such Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange. (Section ________ of each Indenture.)

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued in fully-registered form without coupons. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special Federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement. Bearer Debt Securities will be transferable by delivery. (Section ____ of each Indenture.)

     Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain

Federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

     If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain Federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

     The general provisions of the Indentures do not afford holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving Conseco that may adversely affect holders of the Debt Securities.

PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE

     Unless otherwise provided in the applicable Prospectus Supplement, payments in respect of the Debt Securities will be made in the designated currency at the office or agency of Conseco maintained for that purpose as Conseco may designate from time to time, except that, at the option of Conseco, interest payments, if any, on Debt Securities in registered form may be made
(i) by checks mailed to the holders of Debt Securities entitled thereto at their registered addresses or (ii) by wire transfer to an account maintained by the person entitled thereto as specified in the Register. (Sections _____ and _____ of each Indenture.) Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Debt Securities in registered form will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. (Section ______ of each Indenture.)

     Payment in respect of Debt Securities in bearer form will be made in the currency and in the manner designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as Conseco may appoint from time to time. The paying agents outside the United States initially appointed by Conseco for a series of Debt Securities will be named in the Prospectus Supplement. Conseco may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable as Registered Securities, Conseco will be required to maintain at least one paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, Conseco will be required to maintain a paying agent in a Place of Payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section ______ of each Indenture.)

     Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities in registered form will be transferable or exchangeable at the agency of Conseco maintained for such purpose as designated by Conseco from time to time. (Sections ______ and _______ of each Indenture.) Debt Securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith. (Section _______ of each Indenture.)

GLOBAL DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a "Registered Global Security") that will be deposited with a depository (the "Depository") or with a nominee for the Depository identified in the applicable Prospectus Supplement. In such a case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Registered Global Security or Securities. (Section ______ of each Indenture.) Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Registered Global Security may not be registered for transfer or exchange except as a whole by the Depository for such Registered Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor Depository for such series or a nominee of such successor Depository and except in the circumstances described in the applicable Prospectus Supplement. (Section ____ of each Indenture.)

     The specific terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the applicable Prospectus Supplement. Conseco expects that the following provisions will apply to depository arrangements.

     Upon the issuance of any Registered Global Security, and the deposit of such Registered Global Security with or on behalf of the Depository for such Registered Global Security, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of institutions ("participants") that have accounts with the Depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by Conseco, if such Debt Securities are offered and sold directly by Conseco. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Registered Global Security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the Depository for such Registered Global Security or by its nominee. Ownership of beneficial interests in such Registered Global Security by persons that hold through participants will be shown on, and the transfer of such beneficial interests within such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Registered Global Securities.

     So long as the Depository for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under each Indenture. Unless otherwise specified in the applicable Prospectus Supplement and except as specified below, owners of beneficial interests in such Registered Global Security will not be entitled to have Debt Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the relevant Indenture. (Section ____ of each Indenture.) Accordingly, each person owning a beneficial interest in such Registered Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the relevant Indenture. The Depository may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the relevant Indenture. Conseco understands that, under existing industry practices, if Conseco requests any action of holders or any owner of a beneficial interest in such Registered Global Security desires to give any notice or take any action a holder is entitled to give or take under the relevant Indenture, the Depository would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on Debt Securities represented by a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or its nominee, as the case may be, as the registered owner of such Registered Global Security.

     Conseco expects that the Depository for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository. Conseco also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names", and will be the responsibility of such participants. None of Conseco, the respective Trustees or any agent of Conseco or the respective Trustees shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests of a Registered Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests. (Section _______ of each Indenture.)

     Unless otherwise specified in the applicable Prospectus Supplement, if the Depository for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by Conseco within 90 days, Conseco will issue such Debt Securities in definitive certificated form in exchange for such Registered Global Security. In addition, Conseco may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive certificated form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. (Section ______ of each Indenture.)

     The Debt Securities of a series may also be issued in whole or in part in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited with a depository, or with a nominee for such depository, identified in the applicable Prospectus Supplement. Any such Bearer Global Securities may be issued in temporary or permanent form.
(Section ______ of each Indenture.) The specific terms and procedures, including the specific terms of the depository arrangement, with respect to any portion of a series of Debt Securities to be represented by one or more Bearer Global Securities will be described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER OR SALE BY CONSECO

     Conseco shall not consolidate with or merge into any other corporation or sell its assets substantially as an entirety, unless (i) the corporation formed by such consolidation or into which Conseco is merged or the corporation which acquires its assets is organized in the United States and expressly assumes all of the obligations of Conseco under each Indenture, and (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have happened and be continuing. Upon any such consolidation, merger or sale, the successor corporation formed by such consolidation, or into which Conseco is merged or to which such sale is made, shall succeed to, and be substituted for Conseco under each Indenture. (Section ______ of each Indenture.)

EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT

     Each Indenture provides that, if an Event of Default specified therein occurs with respect to the Debt Securities of any series and is continuing, the Trustee for such series or the holders of 25% in aggregate principal amount of all of the outstanding Debt Securities of that series, by written notice to Conseco (and to the Trustee for such series, if notice is given by such holders of Debt Securities), may declare the principal of (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount specified in the Prospectus Supplement) and accrued interest on all the Debt Securities of that series to be due and payable (provided, with respect to any Debt Securities (including Subordinated Debentures) issued under the Subordinated Indenture, that the payment of principal and interest on such Debt Securities shall remain subordinated to the extent provided in Article ____ of the Subordinated Indenture). (Section _____ of each Indenture.)

     Events of Default with respect to Debt Securities of any series are defined in each Indenture as being: (a) default for 30 days in payment of any interest on any Debt Security of that series or any coupon appertaining thereto or any additional amount payable with respect to Debt Securities of such series as specified in the applicable Prospectus Supplement when due; (b) default in payment of principal, or premium, if any, at maturity or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any Debt Securities of that series when due; (c) default for 60 days after notice to Conseco by the Trustee for such series, or by the holders of 25% in aggregate principal amount of the Debt Securities of such series then outstanding, in the performance of any other agreement in the Debt Securities of that series, in the Indenture or in any supplemental indenture or board resolution referred to therein under which the Debt Securities of that series may have been issued;
(d) default resulting in acceleration of other indebtedness of Conseco for borrowed money where the aggregate principal amount so accelerated exceeds [$25] million and such acceleration is not rescinded or annulled within 30 days after the written notice thereof to Conseco by the Trustee or to Conseco and the Trustee by the holders of 25% in aggregate principal amount of the Debt Securities of such series then outstanding, provided that such Event of Default will be remedied, cured or waived if the default that resulted in the acceleration of such other indebtedness is remedied, cured or waived; and (e) certain events of bankruptcy, insolvency or reorganization of Conseco.
(Section ____ of each Indenture.) Events of Default with respect to a specified series of Debt Securities may be added to the Indenture and, if so added, will be described in the applicable Prospectus Supplement. (Sections ____ and ____ of each Indenture.)

     Each Indenture provides that the Trustee will, within 90 days after the occurrence of a Default with respect to the Debt Securities of any series, give to the holders of the Debt Securities of that series notice of all Defaults known to it unless such Default shall have been cured or waived; provided that except in the case of a Default in payment on the Debt Securities of that series, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding such notice is in the interests of the holders of the Debt Securities of that series. (Section ____ of each Indenture.) "Default" means any event which is, or after notice or passage of time or both, would be, an Event of Default. (Section ____ each Indenture.)

     Each Indenture provides that the holders of a majority in aggregate principal amount of the Debt Securities of each series affected (with each such series voting as a class) may, subject to certain limited conditions, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series, or exercising any trust or power conferred on such Trustee. (Section ____ of each Indenture.)

     Each Indenture includes a covenant that Conseco will file annually with the Trustee a certificate as to Conseco's compliance with all conditions and covenants of such Indenture. (Section ____ of each Indenture.)

     The holders of a majority in aggregate principal amount of any series of Debt Securities by notice to the Trustee for such series may waive, on behalf of the holders of all Debt Securities of such series, any past Default or Event of Default with respect to that series and its consequences except a Default or Event of Default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security. (Section ____ of each Indenture.)

MODIFICATION OF THE INDENTURES

     Each Indenture contains provisions permitting Conseco and the Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another corporation to Conseco and the assumption of the covenants of Conseco by a successor to Conseco; (ii) to add to the covenants of Conseco or surrender any right or power of Conseco; (iii) to add additional Events of Default with respect to any series of Debt Securities; (iv) to add or change any provisions to such extent as necessary to permit or facilitate the issuance of Debt Securities in bearer form; (v) to change or eliminate any provision affecting only Debt Securities not yet issued; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities; (viii) to evidence and provide for successor Trustees; (ix) if allowed without penalty under applicable laws and regulations, to permit payment in respect of Debt Securities in bearer form in the United States; (x) to correct any defect or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under such Indenture, provided that such action does not adversely affect the interests of any holder of Debt Securities of any series; or (xi) to cure any ambiguity or correct any mistake. (Section ____ of each Indenture.)

     Each Indenture also contains provisions permitting Conseco and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities affected by such supplemental indenture (with the Debt Securities of each series voting as a class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of such Indenture or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series, except that, without the consent of the holder of each Debt Security so affected, no such supplemental indenture may: (i) change the time for payment of principal or premium, if any, or interest on any Debt Security; (ii) reduce the principal of, or any installment of principal of, or premium, if any, or interest on any Debt Security, or change the manner in which the amount of any of the foregoing is determined; (iii) reduce the amount of premium, if any, payable upon the redemption of any Debt Security; (iv) reduce the amount of principal payable upon acceleration of the maturity of any Original Issue Discount or Index Security; (v) change the currency or currency unit in which any Debt Security or any premium or interest thereon is payable;
(vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (vii) reduce the percentage in principal amount of the outstanding Debt Securities affected thereby the consent of whose holders is required for modification or amendment of such Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (viii) change the obligation of Conseco to maintain an office or agency in the places and for the purposes specified in such Indenture; or
(ix) modify the provisions relating to waiver of certain defaults or any of the foregoing provisions. (Section ____ of each Indenture.)

SUBORDINATION UNDER THE SUBORDINATED INDENTURE

     In the Subordinated Indenture, Conseco will covenant and agree that any Debt Securities (including Subordinated Debentures) issued thereunder ("Subordinated Debt Securities") are subordinate and junior in right of payment to all Senior Indebtedness to the extent provided in the Subordinated Indenture. The Subordinated Indenture defines the term "Senior Indebtedness" as the principal, premium, if any, and interest on (i) all indebtedness of Conseco, whether outstanding on the date of the issuance of Subordinated Debt Securities or thereafter created, incurred or assumed, which is for money borrowed, or evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities, (ii) any indebtedness of others of the kinds described in the preceding clause (i) for the payment of which Conseco is responsible or liable as guarantor or otherwise and (iii) amendments, renewals, extensions and refundings of any such indebtedness, unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is expressly provided that such indebtedness is not superior in right of payment to Subordinated Debt Securities. The Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the Senior Indebtedness or extension or renewal of the Senior Indebtedness.

     If (i) Conseco defaults in the payment of any principal, or premium, if any, or interest on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or declaration or otherwise or (ii) an event of default occurs with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof and written notice of such event of default is given to Conseco by the holders of Senior Indebtedness, then unless and until such default in payment or event of default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property or securities, by set-off or otherwise) shall be made or agreed to be made on account of the Subordinated Debt Securities or interest thereon or in respect of any repayment, redemption, retirement, purchase or other acquisition of Subordinated Debt Securities.

     In the event of (i) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to Conseco, its creditors or its property, (ii) any proceeding for the liquidation, dissolution or other winding-up of Conseco, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings,
(iii) any assignment by Conseco for the benefit of creditors or (iv) any other marshalling of the assets of Conseco, all Senior Indebtedness (including, without limitation, interest accruing after the commencement of any such proceeding, assignment or marshalling of assets) shall first be paid in full before any payment or distribution, whether in cash, securities or other property, shall be made by Conseco on account of Subordinated Debt Securities. In any such event, any payment or distribution, whether in cash, securities or other property (other than securities of Conseco or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions of the Subordinated Indenture with respect to the indebtedness evidenced by Subordinated Debt Securities, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of Subordinated Debt Securities (including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of Conseco being subordinated to the payment of Subordinated Debt Securities) shall be paid or delivered directly to the holders of Senior Indebtedness, or to their representative or trustee, in accordance with the priorities then existing among such holders until all Senior Indebtedness shall have been paid in full. No present or future holder of any Senior Indebtedness shall be prejudiced in the right to enforce subordination of the indebtedness evidenced by Subordinated Debt Securities by any act or failure to act on the part of Conseco.

     Senior Indebtedness shall not be deemed to have been paid in full unless the holders thereof shall have received cash, securities or other property equal to the amount of such Senior Indebtedness then outstanding. Upon the payment in full of all Senior Indebtedness, the holders of Subordinated
Debt Securities shall be subrogated to all the rights of any holders of Senior Indebtedness to receive any further payments or distributions applicable to the Senior Indebtedness until all Subordinated Debt Securities shall have been paid in full, and such payments or distributions received by any holder of

Subordinated Debt Securities, by reason of such subrogation, of cash, securities or other property which otherwise would be paid or distributed to the holders of Senior Indebtedness, shall, as between Conseco and its creditors other than the holders of Senior Indebtedness, on the one hand, and the holders of Subordinated Debt Securities, on the other, be deemed to be a payment by Conseco on account of Senior Indebtedness, and not on account of Subordinated Debt Securities.

     The Subordinated Indenture provides that the foregoing subordination provisions, insofar as they relate to any particular issue of Subordinated Debt Securities, may be changed prior to such issuance. Any such change would be described in the Prospectus Supplement relating to such Subordinated Debt Securities.

DEFEASANCE AND COVENANT DEFEASANCE

     If indicated in the applicable Prospectus Supplement, Conseco may elect either (i) to defease and be discharged from any and all obligations with respect to the Debt Securities of or within any series (except as otherwise provided in the relevant Indenture) ("defeasance") or (ii) to be released from its obligations with respect to certain covenants applicable to the Debt Securities of or within any series ("covenant defeasance"), upon the deposit with the relevant Trustee (or other qualifying trustee), in trust for such purpose, of money and/or Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of and any premium or interest on such Debt Securities to Maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, Conseco must deliver to the Trustee an Opinion of Counsel to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such Opinion of Counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the relevant Indenture. (Article ____ of each Indenture.) If indicated in the applicable Prospectus Supplement, in addition to obligations of the United States or an agency or instrumentality thereof, Government Obligations may include obligations of the government or an agency or instrumentality of the government issuing the currency or currency unit in which Debt Securities of such series are payable. (Section ____ of each Indenture.)

     In addition, with respect to the Subordinated Indenture, in order to be discharged (i) no event or condition shall exist that, pursuant to certain provisions described under "- Subordination under the Subordinated Indenture" above, would prevent Conseco from making payments of principal of (and premium, if any) and interest on Subordinated Debt Securities at the date of the irrevocable deposit referred to above or at any time during the period ending on the 121st day after such deposit date, and (ii) Conseco shall deliver to the Trustee under the Subordinated Indenture an opinion of counsel to the effect that (a) the trust funds will not be subject to any rights of holders of Senior Indebtedness, and (b) after the 121st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally except that if a court were to rule under any such law in any case or proceeding that the trust refunds remained the property of Conseco, then the Trustee under the Subordinated Indenture and the holders of Subordinated Debt Securities would be entitled to certain rights as secured creditors in such trust funds.

     Conseco may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If Conseco exercises its defeasance option, payment of such Debt Securities may not be accelerated because of a Default or an Event of Default. If Conseco exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reason of a Default or an Event of Default with respect to the covenants to which such covenant defeasance is applicable. However, if such acceleration were to occur by reason of another Event of Default, the realizable value at the acceleration date of the money and Government Obligations in the defeasance trust could be less than the principal and interest then due on such Debt Securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

THE TRUSTEES

     _________________ is the Trustee under the Senior Indenture.
______________ is the Trustee under the Subordinated Indenture. Conseco may also maintain banking and other commercial relationships with each of the Trustees and their affiliates in the ordinary course of business.


                  DESCRIPTION OF CAPITAL STOCK OF CONSECO

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     At December 31, 1993, the authorized capital stock of Conseco was 520,000,000 shares, consisting of:

           (a) 20,000,000 shares of preferred stock, no par value (the "Preferred Stock") of which 5,749,726 shares were outstanding and designated as Series D Cumulative Convertible Preferred Stock; and

           (b) 500,000,000 shares of common stock, no par value (the "Common Stock"), of which 25,311,773 shares were outstanding.

     In general, the classes of authorized capital stock are afforded preferences with respect to dividends and liquidation rights in the order listed above. The Board of Directors of Conseco is empowered, without approval of the stockholders, to cause the Preferred Stock to be issued in one or more series, with the numbers of shares of each series and the rights, preferences and limitations of each series to be determined by it. The specific matters that may be determined by the Board of Directors include the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of Preferred Stock (or of the entire class of Preferred Stock if none of such shares have been issued), the number of shares constituting such series and the terms and conditions of the issue thereof. The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the Amended and Restated Articles of Incorporation of Conseco, as amended (the "Articles of Incorporation").

     No holders of any class of Conseco's capital stock are entitled to pre-emptive rights.

SERIES D PREFERRED STOCK

     In January 1993, Conseco issued 5,750,000 shares of Series D Cumulative Convertible Preferred Stock ("Series D Preferred Stock") pursuant to a public offering. The Series D Preferred Stock trades on the New York Stock Exchange. The Series D Preferred Stock provides for a dividend of $3.25 per share per annum payable quarterly. The Series D Preferred Stock has a liquidation preference of $50.00 per share (plus all accrued and unpaid dividends). Such shares are convertible at the option of the holder into shares of Common Stock, at a conversion price of $63.75 per share

(equivalent to a ratio of approximately .7843 shares of Common Stock for each share of Series D
Preferred Stock), subject to adjustment in certain events. Conseco may redeem the Series D Preferred Stock at any time on or after January 22, 1996, in whole or in part, at its option, at prices declining to $50.00 per share of Series
D Preferred Stock on and after January 15, 2003, plus accrued and unpaid dividends. Except if Conseco fails to pay an aggregate of six quarterly dividends, the holders of the Series D Preferred Stock have no voting rights. The holders of Series D Preferred Stock are entitled to elect two persons to the Board of Directors of Conseco in the event Conseco fails to pay an aggregate of six quarterly dividends. Conseco may issue additional series of Preferred Stock ranking on a parity with that of the Series D Preferred Stock.

PREFERRED STOCK

     The particular terms of any series of Preferred Stock offered hereby ("Offered Preferred Stock") will be set forth in the Prospectus Supplement relating thereto. The rights, preferences, privileges and restrictions, including dividend rights, voting rights, terms of redemption and liquidation preferences, of the Offered Preferred Stock of each series will be fixed or designated pursuant to a certificate of designation adopted by the Board of Directors or a duly authorized committee thereof. The description of the terms of a particular series of Offered Preferred Stock that will be set forth in a Prospectus Supplement does not purport to be complete and is qualified in its entirety by reference to the certificate of designation relating to such series.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BY-LAWS OF CONSECO

     Certain provisions of the Articles of Incorporation and the Code of By-laws of Conseco (the "By-laws") may make it more difficult to effect a change in control of Conseco if the Board of Directors determines that it would not be in the best interests of the stockholders. It could be argued, contrary to the belief of the Board of Directors, that such provisions are not in the best interests of the stockholders to the extent that they will have the effect of tending to discourage possible takeover bids, which might be at prices involving a premium over then recent market quotations for the Common Stock. The most important of those provisions are described below.

     The Articles of Incorporation authorize the establishment of a classified Board of Directors pursuant to the By-laws. The By-laws, in turn, provide that the Directors serve staggered three-year terms, with the members of one class being elected in any year.

     A classified Board of Directors may increase the difficulty of removing incumbent directors, providing such directors with enhanced ability to retain their positions. A classified Board of Directors may also make the acquisition of control of Conseco by a third party by means of a proxy context more difficult. In addition, the classification may make it more difficult to change the majority of directors for business reasons unrelated to a change in control.

     The Articles of Incorporation provide that holders of Conseco's voting stock shall not be entitled to vote on certain business transactions, (defined to include, among other things, certain mergers, consolidations, sales, leases, transfers or other dispositions of a substantial part of Conseco's assets) with certain related persons (which includes persons beneficially owning more than 10% of Conseco's outstanding voting stock), nor may such business combination transactions be effected, unless (i) such business combination shall have been approved by two-thirds of the continuing directors or (ii) the aggregate amount of the cash and the fair value of any consideration other than cash to be received per share by the holders of the Common Stock or the Preferred Stock in the business combination shall be at least equal to the highest per share price paid in order to acquire any shares of common stock or preferred stock, as the case may be, beneficially owned, by the related person. As discussed above, Preferred Stock may be issued from time to time in one or more series with such rights, preferences, limitations and restrictions as may be determined by the Board of Directors. The issuance of Preferred Stock could be used, under certain circumstances, as a method of delaying or preventing a control of Conseco and could have a detrimental effect on the rights of holders of Common Stock, including loss of voting control.

     The provisions of the Articles of Incorporation regarding the classified Board of Directors and certain business combination transactions may not be amended without the affirmative approval of holders of not less than 80% of the outstanding voting stock of Conseco.

     The By-laws may be amended by majority vote of the whole Board of Directors.

CERTAIN PROVISIONS OF CORPORATE AND INSURANCE LAWS

     In addition to the Articles of Incorporation and By-laws, certain provisions of Indiana law may delay, deter or prevent a merger, tender offer or other takeover attempt of Conseco.

     Under Indiana law, a director may, in considering the best interests of a corporation, consider the effects of any action on stockholders, employees, suppliers and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors the director considers pertinent.

     Under Indiana law, no business combination (defined to include certain mergers, sales of assets, sales of 5% or more of outstanding stock, loans, recapitalizations or liquidations or dissolutions) involving Conseco and an interested stockholder (defined to include any holder of 10% or more of the corporation's voting stock) may be entered into unless (1) approved by the Board of Directors of Conseco or (2) (a) five years have expired since the acquisition of shares of the corporation by the interested stockholder, (b) all requirements of the Articles of Incorporation relating to business combinations are satisfied and (c) either (i) a majority of stockholders of Conseco (excluding the interested stockholder) approve the business combination or (ii) all stockholders are paid fair value (as defined in the statute) for their stock. However, such law does not restrict any offer to purchase all of Conseco's shares.

     Under Indiana law, when a target corporation (such as Conseco), incorporated in Indiana and having its principal place of business, principal office or substantial assets in Indiana, has a certain threshold of ownership by Indiana residents, any acquisition which, along with previous holdings, gives the acquiror at least 20% of the target's voting stock triggers a stockholder approval mechanism. If the acquiror files a statutorily required disclosure statement, the target's management has 50 days within which to hold a special meeting of stockholders at which all disinterested stockholders of the target (those not affiliated with the acquiror or any officer or inside director of the target) consider and vote upon whether the acquiror shall have voting rights with respect to the shares of the target held by it. Without stockholder approval, the shares acquired by the acquiror have no voting rights. If the acquiror fails to file the statutorily required disclosure statement, the target can redeem the acquiror's shares at a price to be determined according to procedures devised by the target.

     In addition, the insurance laws and regulations of the jurisdictions in which Conseco's subsidiaries do business may impede or delay a business combination involving Conseco.

             DESCRIPTION OF PREFERRED SHARES OF CONSECO L.L.C.

     The Company is authorized to issue from time to time Preferred Shares in one or more series, with such dividend rights, liquidation preferences, redemption provisions, voting rights and other rights, powers and duties as shall be established by the L.L.C. Agreement and written actions (the "Actions") taken, or to be taken, by the Managing Member establishing such rights, powers and duties (which Actions, when taken, are deemed to amend and supplement and be a part of the L.L.C. Agreement). The L.L.C. Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and a copy of the Action relating to Preferred Shares of any series will be filed with the Commission at or prior to the time of the sale of the Preferred Shares of such series. The Preferred Shares of such series will be issued in registered form only.

     The Managing Member is authorized, subject to the provisions of the L.L.C. Agreement, to establish by Actions for each series of Preferred Shares, and the applicable Prospectus Supplement shall set forth with respect to such series:
(i) the number of Preferred Shares to constitute such series and the distinctive designation thereof; (ii) the dividend rate, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any other class of Membership Shares or on any other series of Preferred Shares, and whether such dividends shall be cumulative or noncumulative; (iii) whether the Preferred Shares of such series shall be subject to redemption, and, if so, the times, prices and other terms and conditions thereof; (iv) the rights of the holders of Preferred Shares of such series upon the liquidation, dissolution or winding-up of the Company; (v) whether the Preferred Shares of such series shall be subject to a retirement or sinking fund, and, if so, the extent, terms and provisions relative to the operation thereof; (vi) whether the Preferred Shares of any series shall be convertible into, or exchangeable for, Membership Shares of any other class or series or securities of any other kind, including securities issued by Conseco or any of its affiliates, and, if so, the price or rate of conversion or exchange and any method of adjusting the same; (vii) the limitations and restrictions, if any, to be applicable while any Preferred Shares of such series are outstanding upon the payment of dividends or making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, Common Shares or any other class of Membership Shares or any other series of Preferred Shares ranking junior to the Preferred Shares of such series either as to dividends or upon liquidation; (viii) the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional Membership Shares (including additional Preferred Shares of such series or of any other series) ranking on a parity with or prior to the Preferred Shares of such series as to dividends or distributions of assets upon liquidation; (ix) the voting rights, if any, of Preferred Shares of such series; and (x) any other relative rights, powers and duties as shall not be inconsistent with the L.L.C. Agreement. In connection with the foregoing the Managing Member is authorized to take any action, including amendment of the L.L.C. Agreement, without the vote or approval of any holder of Preferred Shares (other than the requisite vote or approval, if any, of holders of any outstanding series of Preferred Shares to the extent provided in the Action relating to such series), including any Action to create under the provisions of the L.L.C. Agreement a class (or series of a class) or group of Membership Shares that was not previously outstanding.

     All Preferred Shares of any one series shall be identical with each other in all respects, except that Preferred Shares of any one series issued at different times may differ as to the dates from which dividends, if any, thereon shall be cumulative. All series of Preferred Shares shall rank equally and be identical in all respects, except as permitted by the L.L.C. Agreement provisions summarized in the preceding paragraph, and all Preferred Shares shall rank senior to the Common Shares both as to dividends and upon liquidation. The Common Shares are also subject to all the rights, powers and duties of the Preferred Shares as are established in the L.L.C. Agreement and as shall be established in any Actions of the Managing Member pursuant to the authority summarized in the preceding paragraph.

     All Preferred Shares offered hereby will be guaranteed by Conseco to the limited extent set forth below under "Description of Certain Contractual Back-up Obligations of Conseco - The Guarantee" and will also be exchangeable, at the option of the Company and Conseco, for

Subordinated Debentures under certain limited circumstances. Certain Federal income tax considerations applicable to any offering of Preferred Shares will be described in the Prospectus Supplement relating thereto.


     DESCRIPTION OF CERTAIN CONTRACTUAL BACK-UP OBLIGATIONS OF CONSECO

THE GUARANTEE

     Conseco, by an irrevocable and unconditional agreement (the "Guarantee"), will agree, to the limited extent set forth herein and in the related Prospectus Supplement, to pay in full, to the holders of Preferred Shares of any series, the Guarantee Payments (as defined below), as and when due, regardless of any defense, right of set-off or counterclaim which the Company may have or assert. The Guarantee will constitute a guarantee of payment and may be enforced by holders of Preferred Shares directly against Conseco. The following payments to the extent not made by the Company (the "Guarantee Payments") will be subject to the Guarantee (without duplication): (i) any accumulated and unpaid dividends which have theretofore been declared on the Preferred Shares of such series out of funds held by the Company and legally available therefor; (ii) the redemption price (including all accumulated and unpaid dividends whether or not declared) payable, out of funds held by the Company and legally available therefor, with respect to any Preferred Shares of such series called for redemption; and (iii) in the event of any liquidation, dissolution or winding-up of the Company, the lesser of (a) the aggregate of the liquidation preference of the Preferred Shares of such series and all accumulated and unpaid dividends (whether or not declared) to the date of payment and (b) the amount of remaining assets of the Company legally available to holders of Preferred Shares of such series. In addition, Conseco will unconditionally and irrevocably guarantee, in the event of any exchange by the Company of Preferred Shares for Subordinated Debentures (to the extent permitted by the Actions for such Preferred Shares), delivery of certificates representing the proper amount of such Subordinated Debentures in conformity with the Actions for such series. Conseco's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by Conseco to the holders of Preferred Shares of such series or by causing the Company to pay such amounts to such holders. The Prospectus Supplement relating to a series of Preferred Shares will describe any additional covenants or other terms of the Guarantee with respect to such series. The Guarantee will rank pari passu with Subordinated Debentures and, accordingly, will be subordinate and junior in right of payment to all Senior Indebtedness in a manner identical to that described under "Description of Debt Securities Of Conseco - Subordination under the Subordinated Indenture." A copy of the Payment and Guarantee Agreement pursuant to which the Guarantee will be made will be filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

SUBORDINATED DEBENTURES

     Conseco will issue Subordinated Debentures to the Company to evidence the loans to be made by the Company of the proceeds of (i) Preferred Shares of each series and (ii) Common Shares and related capital contributions ("Common Shares Payments"). See "Description of Debt Securities of Conseco" for a summary of the material provisions of the Subordinated Indenture, under which the Subordinated Debentures will be issued. References to provisions of the Subordinated Indenture in this Prospectus and in the relevant Prospectus Supplement are qualified in their entirety by reference to the text of the Subordinated Indenture, a form of which will be filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The aggregate dollar amount of the Subordinated Debentures relating to Preferred Shares of any series will be set forth in the Prospectus Supplement for such series and will equal the aggregate liquidation preference of the Preferred Shares of such series, together with the related Common Shares Payments.

                           PLAN OF DISTRIBUTION

     Conseco may sell any of the Debt Securities and Preferred Stock, and the Company may sell any of the Preferred Shares, being offered hereby in any one or more of the following ways from time to time: (i) through agents; (ii) to or through underwriters; (iii) through dealers; and (iv) directly by Conseco or the Company, as the case may be, to purchasers.

     The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Offers to purchase Offered Securities may be solicited by agents designated by Conseco or the Company, as the case may be, from time to time. Any such agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by Conseco or the Company to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Shares Act, of the Offered Securities so offered and sold.

     If Offered Securities are sold by means of an underwritten offering, Conseco and/or the Company will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement which will be used by the underwriters to make resales of the Offered Securities in respect of which this Prospectus is delivered to the public. If underwriters are utilized in the sale of the Offered Securities in respect of which this Prospectus is delivered, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriter at the time of sale. Offered Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the Offered Securities, unless otherwise indicated in the Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Offered Securities will be obligated to purchase all such Offered Securities if any are purchased.

     If a dealer is utilized in the sales of the Offered Securities in respect of which this Prospectus is delivered, Conseco or the Company, as the case may be, will sell such Offered Securities to the dealer as principal. The dealer may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the Offered Securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Offers to purchase Offered Securities may be solicited directly by Conseco or the Company, as the case may be, and the sale thereof may be made by Conseco of the Company, as the case may be, directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

     Agents, underwriters and dealers may be entitled under relevant agreements to indemnification or contribution by Conseco and/or the Company against certain liabilities, including liabilities under the Securities Act.

     Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, Conseco and its subsidiaries (including the Company) in the ordinary course of business.

     Offered Securities may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for Conseco or the Company, as the case may be. Any remarketing firm will be identified and the terms of its agreement, if any, with Conseco or the Company and its compensation will be described in the Prospectus Supplement. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the Offered Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with Conseco to indemnification or contribution by Conseco and/or the Company against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for Conseco and its subsidiaries (including the Company) in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, Conseco or the Company, as the case may be, may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase Offered Securities from Conseco or the Company, as the case may be, at the public offering prices set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on a specified date or dates. A commission indicated in the applicable Prospectus Supplement will be paid to underwriters, dealers and agents soliciting purchases of Offered Securities pursuant to Contracts accepted by Conseco.


                              LEGAL OPINIONS

     The legal validity of the Preferred Shares of the Company offered hereby will be passed upon by Richards, Layton & Finger, P.A., special Delaware counsel to Conseco. Unless otherwise indicated in the applicable Prospectus Supplement, the legal validity of any Debt Securities and Preferred Stock of Conseco offered hereby and of the Guarantee and the Subordinated Debentures relating to any Preferred Shares of the Company offered hereby will be passed upon for Conseco by Lawrence W. Inlow, Executive Vice President, Secretary and General Counsel of Conseco, and certain legal matters will be passed upon for any underwriters or agents by LeBoeuf, Lamb, Greene & MacRae, a partnership including professional corporations, New York, New York, who will rely on the opinion of Mr. Inlow as to matters of Indiana law. In rendering their opinions, Mr. Inlow and LeBoeuf, Lamb, Greene & MacRae will rely upon the opinion of Richards, Layton & Finger, P.A. as to certain matters of Delaware law. Mr. Inlow is a full-time employee and an officer of Conseco and owns 247,576 shares and holds options to purchase 662,000 shares of Conseco common stock. LeBoeuf, Lamb, Greene & MacRae has from time to time performed legal services for Conseco.

                                  EXPERTS

     The consolidated financial statements of Conseco as of December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993 incorporated by reference in this Prospectus, have been audited by Coopers & Lybrand, independent accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are:

           SEC Registration Fee . . . . . . . . . .      $  68,966
           NASD Filing Fee. . . . . . . . . . . . .            *
           Accounting Fees and Expenses . . . . . .            *
           Blue Sky Fees and Expenses . . . . . . .            *
           Legal Fees and Expenses. . . . . . . . .            *
           Printing and Engraving Fees. . . . . . .            *
           Rating Agency Fees . . . . . . . . . . .            *
           Miscellaneous. . . . . . . . . . . . . .            *
                                                         ---------
                     TOTAL. . . . . . . . . . . . .      $     *
                                                         =========

*    To be supplied by amendment.

     All expenses except SEC registration fee are estimated.


Item 15. Indemnification of Directors and Officers.

     The Indiana Business Corporation Law grants authorization to Indiana corporations to indemnify officers and directors for their conduct if such conduct was in good faith and was in the corporation's best interests or, in the case of directors, was not opposed to such best interests, and permits the purchase of insurance in this regard. In addition, the shareholders of a corporation may approve the inclusion of other or additional indemnification provisions in the articles of incorporation and by-laws.

     The Code of By-laws of Conseco provided for the indemnification of any person made a party to any action, suit or proceeding by reason of the fact that he is a director, officer or employee of the Registrant, unless it is adjudged in such action, suit or proceeding that such person is liable for negligence or misconduct in the performance of his duties. Such indemnification shall be against the reasonable expenses, including attorneys' fees, incurred by such person in connection with the defense of such action, suit or proceeding. In some circumstances, Conseco may reimburse any such person for the reasonable costs of settlement of any such action, suit or proceeding if a majority of the members of the Board of Directors not involved in the controversy shall determine that it was in the interests of Conseco that such settlement be made and that such person was not guilty of negligence or misconduct.

     Reference is made to the proposed forms of Purchase Agreement to be filed as Exhibits 1.1, 1.2 and 1.3 hereto, which contain certain indemnification provisions.

Item 16.  Exhibits.

*1.1 Form of Purchase Agreement - Debt Securities of Conseco, Inc.

*1.2 Form of Purchase Agreement - Preferred Stock of Conseco, Inc.

*1.3 Form of Purchase Agreement - Preferred Shares of Conseco, L.L.C.

 3.1 Certificate of Formation of Conseco L.L.C.

*3.2 Limited Liability Company Agreement of Conseco L.L.C.

 3.3 Amended and Restated Articles of Incorporation of Conseco, Inc. were filed with the Commission as Exhibit 3.1 to the Registration Statement on Form
     S-2, No. 33-8498; Articles of Amendment thereto, as filed September 9, 1988 with the Indiana Secretary of State, were filed with the Commission as Exhibit 3.1.1 to Conseco's Annual Report on Form 10-K for 1988; Articles of Amendment thereto, as filed June 13, 1989 with the Indiana Secretary of State, were filed with the Commission as Exhibit 3.1.2 to Conseco's Report on Form 10-Q for the quarter ended June 30, 1989; and Articles of Amendment thereto, as filed June 29, 1993 with the Indiana Secretary of State, were filed with the Commission as Exhibit 3.1.3 to Conseco's Report on Form 10-Q for the quarter ended June 30, 1993, and are incorporated herein by this reference.

 3.4 Amended and Restated By-Laws of Conseco effective February 10, 1986 were filed with the Commission as Exhibit 3.2 to its Registration Statement on Form S-1, No. 33-4367, and an Amendment thereto was filed with the Commission as Exhibit 3.2.1 to Amendment No. 2 to its Registration Statement on Form S-1, No. 33-4367; and are incorporated herein by this reference.

*4.1 Form of Payment and Guarantee Agreement with respect to the Preferred
     Shares.

*4.2 Form of Indenture, dated as of _________________, 1994, between Conseco,
      Inc. and ________________________, as Trustee.

*4.3 Form of Subordinated Indenture, dated as of _________________, 1994, between Conseco, Inc. and ____________________, as Trustee.

*5.1 Opinion of Lawrence W. Inlow with respect to legality of the Debt
     Securities, the Preferred Stock and the Guarantee.

*5.2 Opinion of Richards, Layton & Finger, special Delaware counsel, with respect to legality of the Preferred Shares.

*8.1 Opinion of Sidley & Austin with respect to certain tax matters.

12.1 Computation of Ratio of Earnings to Fixed Charges and Dividends.

12.2 Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends for which Conseco is Directly Liable.

23.1 Consent of Coopers & Lybrand.

  *23.2 Consent of Lawrence W. Inlow (included in Exhibit 5.1).

  *23.3 Consent of Richards, Layton & Finger (included in Exhibit 5.2).

  *23.4 Consent of Sidley & Austin (included in Exhibit 8.1).

24.1.1 Power of Attorney.

24.1.2 Power of Attorney.

*To be supplied by amendment.

Item 17.  Undertakings.

     (a) Rule 415 Offering

     The undersigned registrants hereby undertake:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Conseco pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Filings Incorporating Subsequent Exchange Act Documents by Reference.

     The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of Conseco's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Rule 430A Offering.

     Each of the undersigned registrants hereby undertakes:

           (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Acceleration of Effectiveness

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrants pursuant to the foregoing provisions or otherwise the registrants have been advised that in the opinion of the Securities and Exchange
Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Conseco, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carmel, State of Indiana, on the 11th day of April, 1994.

                                        CONSECO, INC.

                                        By: /s/ROLLIN M. DICK
                                            ---------------------------
                                             Rollin M. Dick, Executive
                                                  Vice President

     Pursuant to the requirements of the Securities Act of 1933, Conseco L.L.C. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carmel, State of Indiana, on the 11th day of April, 1994.

                                        CONSECO L.L.C.

                                        By:  CONSECO, INC., as Managing Member
                                           -----------------------------------
                                        By:  /s/ROLLIN M. DICK
                                           -----------------------------------
                                             Rollin M. Dick, Executive
                                                 Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with Conseco, Inc. and the Managing Member indicated on April 11th, 1994.

           Signature                    Title (Capacity)
           ---------                    ----------------
/s/STEPHEN C. HILBERT
- ---------------------               Chairman of the Board, President and Chief
Stephen C. Hilbert                  Executive Officer (Principal Executive
                                    Officer)

/s/ROLLIN M. DICK                  Executive Vice President and Chief Financial
- -----------------                   Officer and
Rollin M. Dick                      Director (Principal Financial Officer and
                                    Principal Accounting Officer)

         *                         Director
- ----------------------
Michael G. Browning


- -------------------                Director
Louis P. Ferrero


- -------------------                Director
Arthur M. Gerber


         *                         Director
- ----------------------
Donald F. Gongaware


- -------------------                Director
M. Phil Hathaway


*By: /s/KARL W. KINDIG
     --------------------------------
     Karl W. Kindig, Attorney-in-Fact

                               EXHIBIT INDEX
     Exhibit
      Number                      Description

     * 1.1 Form of Purchase Agreement - Debt Securities of Conseco, Inc.

     * 1.2 Form of Purchase Agreement - Preferred Stock of Conseco, Inc.

     * 1.3 Form of Purchase Agreement - Preferred Shares of Conseco L.L.C.

       3.1 Certificate of Formation of Conseco L.L.C.

     * 3.2 Limited Liability Company Agreement of Conseco L.L.C.

       3.3 Amended and Restated Articles of Incorporation of Conseco, Inc. were filed with the Commission as Exhibit 3.1 to the Registration Statement on Form S-2, No. 33-8498; Articles of Amendment thereto, as filed September 9, 1988 with the Indiana Secretary of State, were filed with the Commission as Exhibit 3.1.1 to Conseco's Annual Report on Form 10-K for 1988; Articles of Amendment thereto, as filed June 13, 1989 with the Indiana Secretary of State, were filed with the Commission as Exhibit 3.1.2 to Conseco's Report on Form 10-Q for the quarter ended June 30, 1989; and Articles of Amendment thereto, as filed June 29, 1993 with the Indiana Secretary of State, were filed with the Commission as Exhibit 3.1.3 to Conseco's Report on Form 10-Q for the quarter ended June 30, 1993, and are incorporated herein by this reference.

       3.4 Amended and Restated By-Laws of Conseco effective February 10, 1986 were filed with the Commission as Exhibit 3.2 to its Registration Statement on Form S-1, No. 33-4367, and an Amendment thereto was filed with the Commission as Exhibit 3.2.1 to Amendment No. 2 to its Registration Statement on Form S-1, No. 33-4367; and are incorporated herein by this reference.

     * 4.1 Form of Payment and Guarantee Agreement with respect to the Preferred Shares.

     * 4.2 Form of Indenture, dated as of ___________________, 1994, between Conseco, Inc. and ________________________, as Trustee.

     * 4.3 Form of Subordinated Indenture, dated as of _______________, 1994, between Conseco, Inc. and ____________________, as Trustee.

     * 5.1 Opinion of Lawrence W. Inlow with respect to legality of the Debt Securities, the Preferred Stock and the Guarantee.

     * 5.2 Opinion of Richards, Layton & Finger, special Delaware counsel, with respect to legality of the Preferred Shares.

     * 8.1 Opinion of Sidley & Austin with respect to certain tax matters.

      12.1 Computation of Ratio of Earnings to Fixed Charges and Dividends.

      12.2 Computation of Ratio of Earnings to Fixed Charges and Preferred

      23.1 Consent of Coopers & Lybrand.

    * 23.2 Consent of Lawrence W. Inlow (included in Exhibit 5.1).

    * 23.3 Consent of Richards, Layton & Finger (included in Exhibit 5.2).

    * 23.4 Consent of Sidley & Austin (included in Exhibit 8.1).

      24.1.1 Powers of Attorney.

      24.1.2 Powers of Attorney.

    * To be supplied by amendment.